UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

PRESENTED IN COMPARATIVE FORM

(Stated in millions of Argentine Pesos in constant currency – Note 3)

2025 CONSOLIDATED

FINANCIAL STATEMENTS

2025 CONSOLIDATED

FINANCIAL STATEMENTS

Glossary of Terms

The following definitions, which are not technical ones, will help readers understand some of the terms used in the text of the notes to the Company’s Consolidated Financial Statements.

Terms	Definitions
ADS	American Depositary Shares
AMBA	Buenos Aires Metropolitan Area
BCRA	Central Bank of Argentina
BNA	Banco de la Nación Argentina
CABA	City of Buenos Aires
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (the company in charge of the regulation and operation of the wholesale electricity market)
CNV	National Securities Commission
CPD	Distribution Own Cost
EASA	Electricidad Argentina S.A.
EDELCOS	Empresa de Energía del Cono Sur S.A.
edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENRE	National Regulatory Authority for the Distribution of Electricity
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
GBA	Greater Buenos Aires
GWh	Gigawatt hour
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IGJ	Inspección General de Justicia (the Argentine governmental regulatory agency of corporations)
INDEC	National Institute of Statistics and Census
MAT	Term Market
MEM	Wholesale Electricity Market
PBA	Province of Buenos Aires
PEN	Federal Executive Power
RASE	Registry of Access to Energy Subsidies
RECPAM	Gain (Loss) on exposure to the changes in the purchasing power of the currency
RT	Electricity Rate Review
SACME	S.A. Centro de Movimiento de Energía
SE	Energy Secretariat
SEGBA	Servicios Eléctricos del Gran Buenos Aires S.A.
VAD	Distribution Added Value

1

2025 CONSOLIDATED FINANCIAL STATEMENTS

Legal Information

Corporate name: Empresa Distribuidora y Comercializadora Norte S.A.

Legal address: 6363 Av. Del Libertador Ave., City of Buenos Aires

Main business: Distribution and sale of electricity in the area and under the terms of the Concession Agreement by which this public service is regulated.

Date of registration with the Public Registry of Commerce:

•	of the Articles of Incorporation: August 3, 1992
•	of the last amendment to the Bylaws: July 24, 2024

Term of the Corporation: August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

Parent company: Empresa de Energía del Cono Sur S.A.

Legal address: 1252 Maipú Ave., 12th Floor - CABA

Main business of the parent company: Investment company and provider of services related to the distribution of electricity, renewable energies and development of sustainable technology.

Interest held by the parent company in capital stock and votes: 51%

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2025

(amounts stated in pesos)

Class of shares	Subscribed and paid-in (See Note 23)
Common, book-entry shares, face value 1 and 1 vote per share
Class A	462,292,111
Class B (1)	442,566,330
Class C (2)	1,596,659
906,455,100

(1)	Includes 30,772,779 treasury shares as of December 31, 2025.
(2)	Relates to the Employee Stock Ownership Program Class C shares that have not been transferred.

2

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Comprehensive Income

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23

Revenue	9	2,990,891	2,687,708	2,008,401
Energy purchases	9	(1,737,628)	(1,534,378)	(1,314,715)
Distribution margin		1,253,263	1,153,330	693,686
Transmission and distribution expenses	10	(572,685)	(634,244)	(614,262)
Gross profit		680,578	519,086	79,424

Selling expenses	10	(249,422)	(267,951)	(237,090)
Administrative expenses	10	(298,466)	(227,210)	(216,809)
Other operating income	11	65,620	77,810	72,577
Other operating expense	11	(55,214)	(46,372)	(41,219)
Income (Loss) from interest in joint ventures	7	43	(17)	(28)
Operating result		143,139	55,346	(343,145)

Agreement on the Regularization of Obligations	2.c	218,114	-	566,432

Financial income	12	1,801	1,611	1,052
Financial costs	12	(313,709)	(447,808)	(915,069)
Other financial results	12	(65,330)	(157,886)	(89,624)
Net financial costs		(377,238)	(604,083)	(1,003,641)

Monetary gain (RECPAM)		307,317	802,994	1,302,235

Income before taxes		291,332	254,257	521,881

Income tax	32	(52,096)	103,724	(270,113)
Income for the year		239,236	357,981	251,768

Other comprehensive income
Items that will not be reclassified to profit or loss
Results related to benefit plans	31	1,760	4,600	(4,146)
Tax effect of actuarial profit (loss) on benefit plans	32	(616)	(1,609)	1,451
Total other comprehensive results		1,144	2,991	(2,695)

Comprehensive income for the year attributable to:
Owners of the parent		240,380	360,972	249,073
Comprehensive income for the year		240,380	360,972	249,073

Basic and diluted income per share:
Income per share (argentine pesos per share)	13	273.41	409.12	287.73

The accompanying notes are an integral part of the Consolidated Financial Statements.

3

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2025 and 2024

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24
ASSETS
Non-current assets
Property, plant and equipment	14	4,133,929	3,949,901
Interest in joint ventures	7	202	160
Right-of-use asset	15	10,610	13,748
Other receivables	18	526	162
Financial assets at fair value through profit or loss	21	53,686	-
Total non-current assets		4,198,953	3,963,971

Current assets
Inventories	16	233,305	197,023
Other receivables	18	34,484	44,446
Trade receivables	19	496,262	506,774
Financial assets at amortized cost	20	23,530	13,417
Financial assets at fair value through profit or loss	21	565,669	477,984
Cash and cash equivalents	22	207,180	31,465
Total current assets		1,560,430	1,271,109
TOTAL ASSETS		5,759,383	5,235,080

4

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Financial Position

as of December 31, 2025 and 2024 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24
EQUITY
Share capital and reserve attributable to the owners of the Company
Share capital	23	875	875
Adjustment to share capital	23	976,946	976,946
Treasury stock	23	31	31
Adjustment to treasury stock	23	20,892	20,892
Additional paid-in capital	23	13,587	13,587
Cost treasury stock		(80,048)	(80,048)
Legal reserve		85,565	67,666
Voluntary reserve		971,625	655,278
Other comprehensive loss		(5,803)	(6,947)
Accumulated profits		239,236	334,246
TOTAL EQUITY		2,222,906	1,982,526

LIABILITIES
Non-current liabilities
Trade payables	26	4,981	3,708
Other payables	27	337,710	246,877
Borrowings	29	704,553	466,925
Deferred revenue	28	139,276	142,244
Salaries and social security payable	30	10,520	8,190
Benefit plans	31	16,972	17,954
Deferred tax liability	32	840,587	904,778
Provisions	34	24,006	28,286
Total non-current liabilities		2,078,605	1,818,962
Current liabilities
Trade payables	26	527,048	998,153
Other payables	27	126,693	148,185
Borrowings	29	479,740	148,033
Deferred revenue	28	753	136
Salaries and social security payable	30	87,728	81,442
Benefit plans	31	2,010	1,896
Income tax payable	32	93,625	-
Tax liabilities	33	115,772	45,101
Provisions	34	24,503	10,646
Total current liabilities		1,457,872	1,433,592
TOTAL LIABILITIES		3,536,477	3,252,554

TOTAL LIABILITIES AND EQUITY		5,759,383	5,235,080

The accompanying notes are an integral part of the Consolidated Financial Statements.

5

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Changes in Equity

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Share capital	Adjustment to share capital	Treasury stock	Adjustment to treasury stock	Additional paid-in capital	Cost treasury stock	Legal reserve	Voluntary reserve	Other reserve	Other comprehen- sive results	Accumula- ted (losses) profits	Total equity
Balance at December 31, 2022 restated	875	976,795	31	21,043	13,388	(80,048)	67,666	655,278	-	(7,243)	(275,503)	1,372,282
Other reserve constitution - Share-bases compensation plan	-	-	-	-	-	-	-	-	120	-	-	120
Payment of Other reserve constitution - Share-bases compensation plan	-	97	-	(97)	120	-	-	-	(120)	-	-	-
Other comprehensive results for the year	-	-	-	-	-	-	-	-	-	(2,695)	-	(2,695)
Income for the year	-	-	-	-	-	-	-	-	-	-	251,768	251,768
Balance at December 31, 2023 restated	875	976,892	31	20,946	13,508	(80,048)	67,666	655,278	-	(9,938)	(23,735)	1,621,475

Other Reserve Constitution - Share-based compensation plan	-	-	-	-	-	-	-	-	79	-	-	79
Payment of Other Reserve Constitution - Share-based compensation plan	-	54	-	(54)	79	-	-	-	(79)	-	-	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	2,991	-	2,991
Income for the year	-	-	-	-	-	-	-	-	-	-	357,981	357,981
Balance at December 31, 2024	875	976,946	31	20,892	13,587	(80,048)	67,666	655,278	-	(6,947)	334,246	1,982,526

Ordinary Shareholders’ Meeting held on April 28, 2025: Appropiation of reserves (Note 37)	-	-	-	-	-	-	17,899	316,347	-	-	(334,246)	-
Other comprehensive results	-	-	-	-	-	-	-	-	-	1,144	-	1,144
Income for the year	-	-	-	-	-	-	-	-	-	-	239,236	239,236
Balance at December 31, 2025	875	976,946	31	20,892	13,587	(80,048)	85,565	971,625	-	(5,803)	239,236	2,222,906

The accompanying notes are an integral part of the Consolidated Financial Statements.

6

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2025, 2024 and 2023

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23
Cash flows from operating activities
Income for the year		239,236	357,981	251,768

Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation of property, plant and equipment	14	203,273	203,322	237,061
Depreciation of right-of-use assets	15	7,449	13,971	8,105
Loss on disposals of property, plant and equipment	14	7,591	5,459	2,548
Net accrued interest	12	303,741	437,757	912,411
Income from customer surcharges	11	(31,730)	(30,226)	(40,112)
Exchange difference	12	63,718	18,467	138,439
Income tax	32	52,096	(103,724)	270,113
Allowance for the impairment of trade and other receivables	10	23,196	12,462	19,082
Adjustment to present value of receivables	12	4,306	7,693	4,040
Provision for contingencies	34	26,708	31,230	27,841
Recovery of penalties	11	(17,812)	-	-
Changes in fair value of financial assets and financial liabilities	12	(81,513)	71,954	(96,763)
Accrual of benefit plans	10	6,703	17,956	6,953
Result from the cancelattion of Corporate Notes	12	52	-	-
Loss on integration in kind of Corporate Notes	12	-	4,534	-
Income from non-reimbursable customer contributions	11	(4,428)	(1,000)	(451)
Other financial costs		78,767	55,238	43,908
Income (Loss) from interest in joint ventures	7	(43)	17	28
Agreement on the Regularization of Obligations	2.c	(218,114)	-	(566,432)
Agreement on the Regularization of Obligations - Investment plan		-	(30,521)	-
Monetary gain (RECPAM)		(307,317)	(802,994)	(1,302,235)
Changes in operating assets and liabilities:
Increase in trade receivables		(123,307)	(371,255)	(85,361)
Decrease (Increase) in other receivables		55,254	(21,416)	(10,995)
Increase in inventories		(31,562)	(61,057)	(31,606)
Increase in deferred revenue		27,523	101,275	2,693
(Decrease) Increase in trade payables		(551,021)	414,336	316,180
Increase in salaries and social security payable		30,112	51,482	54,357
Decrease in benefit plans		(1,051)	(741)	(1,346)
Increase in tax liabilities		47,307	33,762	9,404
Increase (Decrease) in other payables		387,716	(87,126)	37,598
Decrease in provisions	34	(4,814)	(5,336)	(2,484)
Net cash flows generated by operating activities		192,036	323,500	204,744

7

2025 CONSOLIDATED FINANCIAL STATEMENTS

edenor

Consolidated Statement of Cash Flows

for the years ended December 31, 2025 and 2024 (continued)

(Stated in millions of Argentine Pesos in constant currency – Note 3)

	Note	12.31.25	12.31.24	12.31.23
Cash flows from investing activities
Payment of property, plant and equipment		(368,467)	(473,527)	(343,129)
(Purchase) Sale net of Mutual funds and negotiable instruments		(59,937)	(272,523)	116,646
Payment of investment in subsidiary		-	(154)	-
Adquisition of minority interest		(33,145)	-	-
Net cash flows used in investing activities		(461,549)	(746,204)	(226,483)

Cash flows from financing activities
Proceeds from borrowings		694,344	459,516	49,914
Payment of borrowings		(136,655)	(29,551)	(2,956)
Payment of lease liability		(12,321)	(15,959)	(18,509)
Payment of interests from borrowings		(92,092)	(40,389)	(5,320)
Payment of Corporate Notes issuance expenses		(14,636)	(24,780)	(2,109)
Cancelattion of Corporate Notes		(3,561)	-	-
Net cash flows generated by financing activities		435,079	348,837	21,020

Increase (Decrease) in cash and cash equivalents		165,566	(73,867)	(719)

Cash and cash equivalents at the beginning of the year	22	(41,505)	26,148	14,541
Exchange difference in cash and cash equivalents		17,913	6,774	12,919
Result from exposure to inflation		(854)	(560)	(593)
Increase (Decrease) in cash and cash equivalents		165,566	(73,867)	(719)
Cash and cash equivalents at the end of the year	22	141,120	(41,505)	26,148

Supplemental cash flows information
Non-cash activities
Adquisition of advances to suppliers, property, plant and equipment through increased trade payables		(26,425)	(38,477)	(11,025)

Adquisition of advances to suppliers, right-of-use assets through increased other payables		(4,311)	(17,579)	(11,934)

The accompanying notes are an integral part of the Consolidated Financial Statements.

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2025 CONSOLIDATED FINANCIAL STATEMENTS
Note	1 | General information

Empresa Distribuidora y Comercializadora Norte S.A. (hereinafter “edenor” or “the Company”) is a corporation (sociedad anónima) organized under the laws of the Argentine Republic, with legal address at 6363 Av. Del Libertador Ave - City of Buenos Aires, Argentina, whose shares are listed on Bolsas y Mercados Argentinos S.A. (ByMA) (Argentine Stock Exchange and Securities Market), traded on Mercado Abierto Electrónico S.A. (MAE) (electronic securities and foreign currency trading market), and the New York Stock Exchange (NYSE).

The Company’s corporate purpose is to engage in the provision of electricity distribution and sale services within the concession area and under the terms of the Concession Agreement by which this public service is regulated. The Company may also provide and/or sale telecommunication services; subscribe or acquire shares of other companies; hold equity interests in other companies engaged in activities related to the distribution and sale of electric power and/or the generation of electric power, whether renewable or conventional, critical minerals, digitalization, and/or artificial intelligence; provide advisory, training, operation and maintenance, consulting and management, and research and analysis services; as well as assign, for valuable consideration or free of charge, specialized know-how acquired in the development of its business activities (for further details, see Chapter 1, Section 'Corporate Purpose and Concession Area' of the 2025 Annual Report).

History and development of the Company

edenor was organized on July 21, 1992, by Executive Order No. 714/92 in connection with the privatization and concession process of the distribution and sale of electric power carried out by SEGBA.

By means of an International Public Bidding, the PEN awarded 51% of the Company’s capital stock, represented by the Class "A" shares, to the bid made by EASA, the parent company of edenor at that time. The award as well as the transfer contract were approved on August 24, 1992, by Executive Order No. 1,507/92 of the PEN.

On September 1, 1992, EASA took over the operations of edenor.

As a consequence of the share purchase and sale agreement entered into on December 28, 2020 between Pampa Energía S.A. and Empresa de Energía del Cono Sur S.A., all the Class A shares, representing 51% of the Company’s share capital and votes were transferred to the latter. That transaction was approved by means of ENRE Resolution No. 207/2021 dated June 24, 2021. Therefore, Empresa de Energía del Cono Sur S.A. is the parent company of edenor.

The Company’s economic and financial situation

In this fiscal year, the Company’s economic performance continued its trend of improvement. Since 2024, the electricity rate increases, including the approval of the 2025-2030 Electricity Rate Review (Note 2.b) have helped restore the Company's financial and cash structure. Furthermore, it is worth pointing out that during this year, the periodic monthly adjustments of the CPD continued, with increases of 3%, on average.

On March 10, 2025, by means of Executive Order No. 179/2025 of the PEN, a new financing program with the International Monetary Fund was approved, earmarked for the following: (i) repaying debt with the BCRA; (ii) settling maturities and paying public credit obligations of the 2022 program; (iii) strengthening international reserves; (iv) maintaining a zero fiscal deficit; (v) ensuring that the funds from the new program are used to pay debts rather than for fiscal expenditures; (vi) reducing inflation and stabilizing the economy; (vii) lifting foreign currency restrictions and making progress with the foreign currency market flexibilization; and (viii) regaining international market access, improving the country’s credit rating and facilitating its return to the global financial system. The Executive Order was approved by the House of Representatives on March 20, 2025.

9

2025 CONSOLIDATED FINANCIAL STATEMENTS

In this regard, on April 11, 2025, the IMF approved a 48-month USD 20 billion arrangement with quarterly reviews of targets and a repayment term of 10 years. Of the total amount approved, USD 15 billion relates to unrestricted disbursements in 2025.

Consequently, the BCRA provided for the ending of the so-called “cepo” foreign exchange controls and the implementation of a floating exchange rate system within bands as from April 14, 2025:

•	The cepo currency controls that restricted the purchase of dollars in the MLC to USD 200 per month since October 2019, are lifted.
•	A floating exchange rate band system, with the band ranging between ARS/USD 1,000 and ARS/USD 1,400, is adopted. The exchange rate will float freely based on supply and demand within the bands and the bands’ limits will be gradually widened -1% and +1% per month, respectively.
•	The BCRA will buy or sell dollars when the exchange rate at the MLC operates outside the bands. This, which is largely possible thanks to the IMF’s contribution of liquid funds mentioned in the preceding paragraph, would facilitate a transition without disruptions in the ongoing disinflation process.
•	All restrictions on access to the MLC related to government assistance received during the pandemic, subsidies, the public-sector employment and others are eliminated.
•	Imports of (a) goods and services may be paid through the MLC from the date of customs entry registration and from the date the service is rendered, respectively (previously, there was a 30-day waiting period); (b) capital goods may be paid through the MLC as follows: an advance payment of 30%, 50% from the date of shipment at the port of origin, and 20% from the date of customs entry registration; (c) services between related companies may be paid through the MLC after 90 days from the date the service is rendered (previously the timeframe was 180 days).
•	Access to the MLC is authorized for the purpose of paying dividends to non-resident shareholders in respect of realized earnings recognized in financial statements for fiscal years beginning on or after January 1, 2025.

In this framework, the BCRA provides for a monetary system aimed at a tighter monitoring of the money supply, based on the non-financing of the fiscal policy by the BCRA, and of zero monetary issuance for the remuneration of the BCRA’s remunerated liabilities. It is expected that the aforementioned measures, as a whole, will boost activity and investment, the recovery of domestic savings and credit to the private sector, increasing monetary predictability, exchange rate flexibility and unrestricted reserves that support the new economic program.

Furthermore, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations, whereby a Payment plan for the debts arising from energy purchases in the MEM was agreed upon, in respect of past due periods from November 2023 until March 2024. In addition, with regard to the Payment plan signed in July 2023 with CAMMESA, it was agreed that the measuring unit in which the installments were denominated would be changed from kWh to Argentine pesos (Note 2.c).

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025, the PEN approved the reforms of Laws Nos. 15,336 and 24,065, which mainly provide for the deregulation of the electricity sector, including, among other measures, the complete openness to international electricity trade and the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties (Note 2.b).

Furthermore, on September 28, 2025, the BCRA implemented a change in the operation of the MULC, introducing a cross-market restriction that imposes a 90-day period during which purchasers of MEP or CCL dollars (financial dollars obtained via the stock exchange) are prohibited from operating with official dollars, and vice versa.

Finally, on February 27, 2026, the National Congress approved the labor reform bill submitted by the Executive Branch on December 11, 2025, which introduces substantial amendments to the current Employment Contract Law, among which the following are worth mentioning:

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2025 CONSOLIDATED FINANCIAL STATEMENTS

•	flexibilization of working hours through the implementation of an “hour bank” system, pursuant to which the employer and the employee may agree that overtime be compensated with time off in lieu of additional pay, if so agreed;
•	creation of an Employment Termination Fund for the payment of severance obligations, requiring each employer to set up an individual account managed by CNV-authorized entities;
•	flexibilization of the annual vacation scheduling, including the splitting of vacation periods and the possibility of agreeing on dates outside the traditional vacation period, without affecting the total number of statutory days off;
•	modification of the collective bargaining system, allowing company-level agreements to take precedence over industry-wide agreements within their respective scope, and limiting the automatic extension of expired collective bargaining agreements to their substantive clauses. Additionally, certain employer contributions established by collective bargaining agreements will become voluntary;
•	amendment to the indexing mechanism for labor claims in judicial proceedings, based on the Consumer Price Index (CPI) plus a fixed surcharge, along with restrictions on interest capitalization. Additionally, procedural changes are introduced to reduce litigation and provide greater predictability regarding the amounts involved in labor contingencies.

The Company’s Management permanently monitors the development of the variables that affect the Company’s business, in order to define its course of action and identify the potential impacts on its financial and cash position. Within the context described, the Company continues to make the investments necessary, both for the efficient operation of the network and for maintaining, and even improving, the quality of the service.

Note	2 | Regulatory framework

a)	Concession

The term of the concession is 95 years, which may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods. At the end of each management period, the Class “A” shares representing 51% of edenor‘s share capital, currently held by Empresa de Energía del Cono Sur S.A., must be offered for sale through a public bidding. If the latter makes the highest bid, it will continue to hold the Class “A” shares, and no further disbursements will be necessary. On the contrary, if Empresa de Energía del Cono Sur S.A. is not the highest bidder, then the bidder who makes the highest bid shall pay Empresa de Energía del Cono Sur S.A. the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of the Class “A” shares will be delivered to Empresa de Energía del Cono Sur S.A. after deducting any amounts receivable to which the Grantor of the concession may be entitled.

The Company has the exclusive right to render electric power distribution and sales services within the concession area to all the customers who are not authorized to obtain their power supply from the MEM, thus being obliged to supply all the electric power that may be required in due time and in accordance with the established quality levels. In addition, the Company must allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the concession.

11

2025 CONSOLIDATED FINANCIAL STATEMENTS

The Company is subject to the terms and conditions of its Concession Agreement and the provisions of the Regulatory Framework comprised of Federal Laws Nos. 14,772, 15,336 and 24,065, Executive Order No. 714/92 of the PEN, resolutions and regulatory and supplementary regulations issued by the authorities responsible for this matter, with the Company being responsible for the provision of the public service of electricity distribution and sale with a satisfactory quality level, complying for such purpose with the requirements set forth in both the aforementioned agreement and the Regulatory Framework.

Failure to comply with the established guidelines will result in the application of penalties, based on the economic damage suffered by the customer when the service is provided in an unsatisfactory manner, the amounts of which will be determined in accordance with the methodology stipulated in the above-mentioned agreement. The ENRE is the authority in charge of controlling strict compliance with the pre-established guidelines.

b)	Electricity rate situation

On March 6, 2025, by means of Resolution No. 160/2025, and in accordance with the service quality regulations for the 2025-2030 five-year period, the ENRE approved the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT, as from March 1, 2025, as provided for in ENRE Resolutions Nos. 3 and 8/2025. As of December 31, 2025, the Company recognized a recovery due to the change in methodology, amounting to $ 11,386.

Furthermore, on April 3, 2025, by means of Resolution No. 237/2025, the ENRE revoked Section 2 of ENRE Resolution No. 4/2025 dated January 7, 2025, and approved a rate of return on assets in real terms and after taxes of 6.50%, equivalent to a rate in real terms before taxes of 9.99% (increase of 4.5%).

Additionally, on April 29, 2025, ENRE Resolution No. 304/2025 approves the electricity rate and regulatory framework for the 2025-2030 period relating to the Five-year Electricity Rate Review (RT).

The aforementioned resolution provides for:

-	The approval of the Company’s electricity rate schedule effective from the billing relating to the reading of meters subsequent to 12:00 AM on May 1, 2025, with a 3% increase in the CPD, plus a monthly increase of 0.42% in real terms starting on June 1, 2025, and continuing in the months thereafter through November 1, 2027. The adjustment will take into consideration the price effect determined by the indexation formula, with a monthly frequency, and the annual adjustment that may arise due to deviations from compliance with the investment plan.
-	The approval of the adjustment mechanism to be applied on a monthly basis to the CPD, resulting from the indexation formula based on price indexes (CPI and WPI).
-	The approval of the Efficiency Incentive Factor (E Factor).
-	The updating of the Company’s Concession Agreement, by approving new texts of the Electricity Rate System, Electricity Rate Setting Procedure, and Quality Regulations and Penalties Sub-annexes, and the Supply Regulations, with the aim of adjusting the regulatory framework, effective from May 1, 2025.

Furthermore, on May 30, 2025, by means of Executive Order No. 370/2025 of the PEN, the state of emergency in the National Energy Sector -originally declared by Executive Order No. 55 of December 16, 2023 and extended by Executive Order No. 1023 of November 19, 2024- is further extended, with respect to both the segments of electricity generation, transmission and distribution under federal jurisdiction and those of natural gas transmission and distribution, as well as the actions deriving therefrom, until July 9, 2026. The intervention of the ENRE is also extended until that date.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

Additionally, on July 4, 2025, by means of Executive Order No. 450/2025 of the PEN, the reforms -mainly of a deregulatory nature- of Laws Nos. 15,336 (Electricity System) and 24,065 (Electricity Regulatory Framework) were approved, which provide for a two-year transition framework toward: (i) the complete openness to international electricity trade, limiting the Federal Government’s intervention solely to technical or safety-related issues concerning supply; (ii) the reinstatement of the possibility of purchase-and-sale agreements being entered into among private parties, where at least 75% of energy demand is to be contracted through the MAT; (iii) the restructuring of federal energy financing and advisory bodies; (iv) the prohibition against Distributors including in the bill (and thereby collecting) local taxes and charges unrelated to the goods and services effectively billed; (v) the recognition of energy storage agents as MEM agents; and (vi) the implementation of alternatives for the development of the electricity transmission infrastructure, with the aim of promoting private investment.

Moreover, on July 4, 2025, by means of Executive Order No. 452/2025 of the PEN, the National Gas and Electricity Regulatory Authority (ENRGE) is set up, pursuant to Section 161 of Bases Law No. 27,742, which is to become operational within 180 calendar days, starting July 7, 2025, with its Board of Directors having been properly constituted. At the date of issuance of these Consolidated Financial Statements, it is not yet operational.

On August 20, 2025, by means of SE Note No. 2025-91868608 addressed to CAMMESA, the “Guidelines for the normalization and progressive adaptation of the MEM” were submitted, with the aim of reconciling, mainly during the transition, the following aspects: (i) the development of a market with signals that promote efficiency, competition, self-management and investment in generation, (ii) an adequate control of the costs to be faced by electricity purchasers, and (iii) the possibility of extending free contracting options among MEM participants to allow for greater predictability of costs and revenues. Based on those guidelines, on October 20, 2025, the SE approved, by means of Resolution No. 400/2025, the Rules for the Normalization and Progressive Adaptation of the MEM, effective for the MEM’s economic transactions as from November 1, 2025.

Furthermore, on September 25, 2025, by means of SE Resolution No. 379/2025, and in line with Executive Order No. 450/2025 of the PEN, the 'Energy Demand Management Program' was created. The program, which is voluntary, scheduled, and remunerated for the provision of a reserve service through load reduction, is designed for Large Users of both the MEM and the Distribution Companies. The program’s goals are to implement energy planning policies for the adoption of new smart metering technologies, promote competition in the procurement of energy directly from generators, and implement a competitive procedure for seasonal demand reduction offers, which implies reducing the system’s peak power demand, and thereby reduce long-term investment costs in electricity infrastructure. Distribution Companies will be entitled to charge a technical management fee.

Moreover, on October 31, 2025, by means of Resolution No. 730/2025, the ENRE approved an amendment to the electricity meter reading frequency for Tariff 1 users, replacing the current two-month reading schedule with a monthly reading methodology.

Additionally, on December 19, 2025, by means of Resolution No. 808/2025, the ENRE approved the Regulations for the Valuation of Penalties, Interest Calculation, and Rates in the Event of Delinquency in Payment, applicable to the public electricity distribution service for the 2025-2030 electricity rate period.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The following resolutions were issued by the SE and the ENRE, in connection with the Company’s electricity rate schedules and the seasonal reference prices (Stabilized Price of Energy and Power Reference Price):

Resolution	Date	What it approves	Effective as from	VAD
SE No. 110/2025	February 28, 2025	Seasonal reference prices	March 1	-
ENRE No. 160/2025	March 6, 2025	Electricity rate schedules (1)	March 1	-
ENRE No. 224/2025	April 1, 2025	Electricity rate schedules (2)	April 1	3.50%
SE No. 171/2025	April 29, 2025	Seasonal reference prices (3)	May 1	-
ENRE No. 304/2025	April 29, 2025	Electricity rate schedules (4)	May 1	3.00%
SE No. 226/2025	May 29, 2025	Seasonal reference prices	June 1	-
ENRE No. 401/2025	June 3, 2025	Electricity rate schedules	June 1	3.24%
SE No. 281/2025	June 27, 2025	Seasonal reference prices	July 1	-
ENRE No. 469/2025	June 30, 2025	Electricity rate schedules	July 1	0.75%
SE No. 334/2025	July 30, 2025	Seasonal reference prices (5)	August 1	-
ENRE No. 568/2025	July 31, 2025	Electricity rate schedules	August 1	2.10%
SE No. 359/2025	August 27, 2025	Seasonal reference prices	September 1	-
ENRE No. 614/2025	September 1, 2025	Electricity rate schedules	September 1	2.97%
SE No. 383/2025	September 29, 2025	Seasonal reference prices	October 1	-
ENRE No. 695/2025	October 1, 2025	Electricity rate schedules	October 1	3.13%
SE No. 434/2025	October 31, 2025	Seasonal reference prices (6)	November 1	-
ENRE No. 745/2025	October 31, 2025	Electricity rate schedules	November 1	3.60%
SE No. 488/2025	November 27, 2025	Seasonal reference prices	December 1	-
ENRE No. 798/2025	November 28, 2025	Electricity rate schedules	December 1	1.93%
SE No. 604/2025	December 26, 2025	Seasonal reference prices	January 1	-
ENRE No. 841/2025	December 29, 2025	Electricity rate schedules	January 1	2.31%
ENRE No. 22/2026	January 27, 2026	Electricity rate schedules	January 16	-
SE No. 22/2026	January 28, 2026	Seasonal reference prices	February 1	-
ENRE No. 46/2026	January 29, 2026	Electricity rate schedules	February 1	2.98%
ENRE No. 109/2026	February 27, 2026	Electricity rate schedules	March 1	2.50%

(1)	It approves the average VAD values for the assessment of the service, commercial and technical product quality-related penalties set in KWh, replacing the calculation methodology of the previous 2017 RT.
(2)	It postpones the Five-Year Electricity Rate Review (RT) until April 30, 2025.
(3)	It approves the Winter Seasonal Programming for the MEM, May-October 2025 period.
(4)	It approves the Five-Year Electricity Rate Review (RT).
(5)	It approves the Winter Seasonal Reprogramming for the MEM, August-October 2025 period.
(6)	It approves the Summer Seasonal Programming for the MEM, November 2025-April 2026 period.

Finally, Executive Order No. 943/2025 of the PEN, published in the Official Gazette on January 2, 2026, provides for the integration of energy subsidies under national jurisdiction, creating for such purpose the Targeted Energy Subsidy system. Furthermore, the previous three-level income-based segmentation for residential users is eliminated and all beneficiaries are now to be grouped into a single category of residential users requiring assistance to meet essential energy needs. To this end, the Targeted Energy Subsidy Registry (ReSEF) is created, based on the RASE database. Users already registered in the RASE will not be required to register for the purposes of the ReSEF. Consequently, the values of the electricity rate schedules are amended by means of ENRE Resolution No. 22/2026, effective as of January 16, 2026.

c)	Agreement on the Regularization of Payment Obligations – Debt for the purchase of energy in the MEM

On March 13, 2025, by means of Executive Order No. 186/2025, the PEN approved the 2025 General Budget, which, in its Section 7, provides for a Special System for the Regularization of Payment Obligations with CAMMESA and/or with the MEM for the debts accumulated by electricity distribution companies as of November 30, 2024. Furthermore, on April 21, 2025, by means of Directive No. 1/2025, the Energy Under-secretariat approved the terms of the System for the Regularization of Payment Obligations.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

In this regard, on May 21, 2025, the Company, the Federal Government and CAMMESA entered into a Memorandum of Agreement on the Regularization of Payment Obligations –Special system for debts, whereby the Company recognizes that it owes CAMMESA the sum of $ 129,970 for past due periods from November 2023 until March 2024. The Company agrees to pay the aforementioned debt under a new Payment plan consisting of 72 monthly installments, with a 12-month grace period and at the interest rate in effect in the MEM, reduced by 50%, which will be reviewed semiannually should there exist a variation of 500 basis points (equivalent to 5%). The amount to be paid as of April 25, 2026, adjusted in accordance with the procedure set forth in SE Resolution No. 56/2023, amounts to $ 240,755.

With regard to the Payment plan signed on December 29, 2022, in the framework of Section 87 of Law No. 27,591 and SE Resolution No. 642/2022, the duly agreed-upon terms remain in effect.

As for the Payment plan signed on July 28, 2023, in the framework of Section 89 of Law No. 27,701, it provides for the conversion into Argentine pesos of the installments denominated in MWh, at the price applicable to the payment of the October 2024 installment, which results in a total debt of $ 158,037. The new Payment plan in Argentine pesos maintains the other duly agreed-upon terms, without a grace period, with 74 monthly installments still pending maturity.

Pursuant to the Third Clause of the agreement, in the event of delinquency in payment of the current billing or the installments under the agreements, CAMMESA -after a 30-day period following the demand for payment notice- will automatically terminate the signed agreements, resulting in the loss of recognized benefits.

The combined effect of the signed agreements amounts to $ 218,114, which has been disclosed in the Agreement on the Regularization of Payment Obligations line item of the Statement of Comprehensive Income. As of December 31, 2025, the debts payable relating to (i): the Payment plan signed on December 29, 2022; (ii) the Payment plan signed on July 28, 2023 and converted into Argentine pesos on May 21, 2025; and (iii) the new Payment plan signed on the previously mentioned date, amount to $ 87,035, $ 120,041 and $ 180,777, respectively, and have been disclosed in the current and non-current Other payable accounts within the Statement of Financial position.

d)	Agreement on the Recognition of Consumption in Vulnerable Neighborhoods

In accordance with the Agreement entered by edenor, the Federal Government and the Province of Buenos Aires, and in connection with electricity consumption generated in 2025, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 15,227 and $ 9,085, respectively.

With regard to electricity consumption generated in 2024, the ENRE has been informed for validation purposes of the credits against the Federal Government and the Province of Buenos Aires for $ 7,708 and $ 5,450, respectively.

The outstanding portion to be contributed by the Federal Government for electricity consumption of 2023, in accordance with CAMMESA’s statement of accounts, for $ 352 was effectively paid on July 10, 2025.

Furthermore, the Company requested that the SE and the Infrastructure Ministry of the Province of Buenos Aires initiate the administrative procedures in order to formalize the Framework Agreement’s regime in effect for the 2024-2026 period. At the date of issuance of these Consolidated financial statements, the agreement has not been formalized, with the amounts for electricity consumption of 2024 and 2025 pending crediting.

e)	Penalties

The ENRE is empowered to control the quality levels of the technical product and service, the commercial service and the compliance with public safety regulations, as provided for in the Concession Agreement. If the Distribution Company fails to comply with the obligations assumed, the ENRE may apply the penalties stipulated in the aforementioned Agreement.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, the Company has recognized in its Consolidated financial statements the penalties accrued, whether imposed or not yet issued by the ENRE, relating to the control periods elapsed as of those dates, following the criteria and estimates available, which may differ from the actual ones.

Additionally, on December 19, 2025, by means of Resolution No. 808/2025, the ENRE approved the Regulations for the Valuation of Penalties, Interest Calculation, and Rates in the Event of Delinquency in Payment, which provide for the control procedures, the service quality assessment methodologies and the penalty system, applicable for the 2025-2030 period.

In accordance with both Sub-Annex IV—'Public Service Quality Standards and Penalties – 2025-2030 Period'—of the Concession Agreement and the new Regulations, the Company must submit, within the timeframes provided by current regulations, the calculation of global and individual service quality indicators, including interruptions for which acts of God or force majeure events have been alleged, and the determination of the related discounts, ensuring they are credited within the established regulatory timeframes. The ENRE will review the information submitted by the Company and, should any non-compliance with the crediting procedures or obligations set forth in the Electricity Regulatory Framework be verified, it will apply the appropriate penalties under the current system. These may consist of penalties valued in kWh, compensation amounts, or refunds, as applicable.

The new Regulations provide that all penalties set in kWh during the 2025-2030 electricity rate period must be valued using the Average Distribution Added Value (Average VAD), adjusted by a coefficient equivalent to 1.5, pursuant to the criteria set forth in Sub-Annex IV. Furthermore, it is determined that the valuation must, as a general rule, be calculated as of the date the penalty resolution is issued.

The system also expressly states that delinquency shall occur by operation of law upon the failure to timely and properly pay the penalties, compensation amounts, or refunds. Late payment interest shall accrue at the Banco de la Nación Argentina's 30-day commercial document discount rate (active rate), from the date payment was due until full settlement. In those cases, in which the funds are intended for individually affected users, a 50% markup will be added to the calculated interest. The allocation of penalties may consist of credits to individually affected users, the entire active user base, specific ENRE accounts, or other allocations determined by the regulator, depending on the type of non-compliance verified.

Regarding Public Safety, the penalties related to facilities that, due to their condition, pose a safety hazard -considering for such purposes the situations defined as anomalous by the ENRE’s specific regulations- are maintained.

There continue to exist as well, penalties related to the quality of information and the quality of the technical service. The procedure followed for the application of these penalties has been challenged by the Company, as -in the Company’s opinion- it has been applied retroactively to time-barred periods or presents inconsistencies in the calculation criteria with respect to the applicable regulations.

The effects of the resolutions detailed in this note have been quantified by the Company and recognized as of December 31, 2025, which does not imply the Company’s consent to the applied criteria.

f)	Restriction on the transfer of the Company’s common shares

The Bylaws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within ninety days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Bylaws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Business Organizations Law, (ii) the Concession Agreement and (iii) the Bylaws.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

In addition, the Class “A” shares will be pledged during the entire term of the concession as collateral to secure the performance of the obligations assumed under the Concession Agreement.

In connection with the issuance of Corporate Notes, during the term thereof, Empresa de Energía del Cono Sur S.A. is required to be the beneficial owner and owner of record of not less than 51% of the Company’s issued, voting and outstanding shares, otherwise the maturity of principal of the corporate notes could be accelerated.

Note	3 | Basis of preparation

The Consolidated financial statements for the year ended December 31, 2025 have been prepared in accordance with IFRS issued by the IASB and IFRIC interpretations, which have been adopted and incorporated by the CNV. The Consolidated financial statements were approved for issue by the Company’s Board of Directors on March 6, 2026.

By means of General Resolution No. 622/2013, the CNV provided for the application of Technical Resolution No. 26 of the FACPCE, which adopts the IFRS issued by the IASB, for those entities that are included in the public offering system of Law No. 17,811, as amended, whether on account of their capital or their corporate notes, or have requested authorization to be included in the aforementioned system.

Comparative information

The balances as of December 31, 2024, disclosed in these Consolidated financial statements for comparative purposes, arise as a result of restating the Consolidated financial statements as of that date to the purchasing power of the currency at December 31, 2025. This, as a consequence of the restatement of the financial information described hereunder. Furthermore, certain amounts of the Consolidated financial statements presented on a comparative basis have been reclassified in order to maintain consistency of presentation with the amounts of the reporting year.

Restatement of financial information

The Consolidated financial statements as of December 31, 2025, including the figures relating to the previous year, have been stated in terms of the measuring unit current at December 31, 2025, in accordance with IAS 29 “Financial reporting in hyperinflationary economies”. As a result thereof, the financial statements are stated in terms of the measuring unit current at the end of the reporting year.

The inflation rate applied for the fiscal year commenced January 1, 2025 and ended December 31, 2025, based on that indicated in the preceding paragraph, was 31.5%.

According to IAS 29, the restatement of financial statements is necessary when the functional currency of an entity is that of a hyperinflationary economy. To define a state of hyperinflation, IAS 29 provides a set of guidelines, including but not limited to the following, which consist of (i) analyzing the behavior of population, prices, interest rates and wages faced with the development of price indexes and the loss of the currency’s purchasing power, and (ii) as a quantitative feature, which, in practice, is the mostly considered condition, verifying whether the cumulative inflation rate over three years approaches or exceeds 100%.

Consequently, the Argentine economy should be regarded as highly inflationary as from July 1, 2018. The standard states that the adjustment will be resumed from the date on which it was last made, February 2003. Moreover, on July 24, 2018, the FACPCE issued a communication confirming that which has been previously mentioned. Additionally, it should be taken into account that on December 4, 2018, the Official Gazette published Law No. 27,468 pursuant to which the provisions of Executive Order No. 664/2003 of the PEN, which did not allow for the filing of inflation-adjusted financial statements, are no longer in effect. This regulation states that the provisions of section 62 of Business Organizations Law No. 19,550 -preparation of financial statements to reflect the effects of inflation- will continue to apply, thus reinstating the adjustment for inflation. On December 28, 2018, the CNV, reaffirming the provisions of Law No. 27,468, published Resolution No. 777/18 stating that issuing companies shall apply the restatement method of financial statements to reflect the effects of inflation in conformity with IAS 29.

17

2025 CONSOLIDATED FINANCIAL STATEMENTS

In order to not only assess the aforementioned quantitative condition but also restate the financial statements, the CNV has stated that the series of indexes to be used for the application of IAS 29 is that determined by the FACPCE. That series of indexes combines the CPI published by the INDEC from January 2017 (base month: December 2016) with the WPI published by the INDEC through that date, computing for the months of November and December 2015 -in respect of which there is no available information from the INDEC on the development of the WPI-, the variation recorded in the CPI of the City of Buenos Aires.

Taking into consideration the above-mentioned index, in the fiscal years ended December 31, 2025, 2024, 2023, 2022 and 2021, the inflation rate amounted to 31.5%, 117.8%, 211.4%, 94.8% and 50.9%, respectively.

The effects of the application of IAS 29 are summarized below:

Restatement of the Statement of Financial Position

(i)	Monetary items (those with a fixed nominal value in local currency) are not restated inasmuch as they are already expressed in terms of the measuring unit current at the closing date of the reporting year.

(ii)	Non-monetary items carried at historical cost or at the current value of a date prior to the end of the reporting year are restated using coefficients that reflect the variation recorded in the general level of prices from the date of acquisition or revaluation to the closing date of the reporting year. Depreciation charges of property, plant and equipment and amortization charges of intangible assets recognized in profit or loss for the year, as well as any other consumption of non-monetary assets will be determined on the basis of the new restated amounts.

(iii)	The restatement of non-monetary assets in terms of the measuring unit current at the end of the reporting year without an equivalent adjustment for tax purposes, gives rise to a taxable temporary difference and to the recognition of a deferred tax liability, whose contra-account is recognized.

Restatement of the Statement of Comprehensive Income

(i)	Income and expenses are restated from the date when they were recorded, except for those profit or loss items that reflect or include in their determination the consumption of assets carried at the purchasing power of the currency as of a date prior to the recording of the consumption, which are restated based on the date when the asset to which the item is related originated (for example, depreciation, impairment and other consumptions of assets valued at historical cost).

(ii)	The net gain from the maintenance of monetary assets and liabilities is presented in a line item Consolidatedly from the profit or loss for the year, called RECPAM.

Restatement of the Statement of Changes in Equity

(i)	The components of equity, except for reserved earnings and unappropriated retained earnings, have been restated from the dates on which they were contributed, or on which they were otherwise set up.

(ii)	The restated unappropriated retained earnings were determined by the difference between net assets restated at the date of transition and the other components of opening equity expressed as indicated in the preceding headings.

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2025 CONSOLIDATED FINANCIAL STATEMENTS
(iii)	After the restatement at the date indicated in (i) above, all components of equity are restated by applying the general price index from the beginning of the year, and each variation of those components is restated from the date of contribution or the date on which it otherwise arose.

Restatement of the Statement of Cash Flows

IAS 29 requires all the items of this Statement to be restated in terms of the measuring unit current at the closing date of the reporting year.

The monetary gain or loss generated by cash and cash equivalents is presented in the statement of cash flows Consolidatedly from cash flows from operating, investing and financing activities, as a specific item of the reconciliation between cash and cash equivalents at the beginning and end of the year.

Note	4 | Accounting policies

The main accounting policies used in the preparation of these Consolidated financial statements are detailed below.

Note	4.1 | New accounting standards, amendments and interpretations issued by the IASB, that are effective as of December 31, 2025 and have been adopted by the Company

The Company has first applied the following standards and/or amendments as from January 1, 2025:

- IAS 21 “The effects of changes in foreign exchange rates”, amended in August 2023. Guidelines are included in order to specify when a currency is interchangeable and how to determine the exchange rate to apply when it is not. The application of this amendment did not have an impact on the Company’s results of operations or financial position.

There are no new IFRS or IFRIC applicable as from this period that have a material impact on the Company’s Consolidated financial statements.

New accounting standards, amendments and interpretations issued by the IASB that are not yet effective and have not been early adopted by the Company

Pursuant to CNV Regulations, Title IV, Chapter III, Section 1, early adoption of IFRS and/or their amendments is not permitted, unless expressly authorized at the time of their adoption.

- IFRS 18 “Presentation and disclosure in financial statements”, issued in April 2024. It includes new requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. It introduces three defined categories of income and expenses (operating, investing and financing) that modify the structure of the statement of profit or loss, and requires companies to present new defined subtotals, including operating profit or loss, in order to analyze the companies’ financial performance and facilitate comparison between companies. The standard requires companies to disclose explanations of those company-specific measures that are related to the statement of profit or loss, referred to as management-defined performance measures. It provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. It requires that companies provide more transparency about operating expenses. The management-defined performance measures, as defined by IFRS 18, consist of measures that are subtotals of income and expenses. IFRS 18 does not require companies to provide management-defined performance measures but does require companies to explain them if they are provided.

IFRS 18 replaces IAS 1 “Presentation of financial statements” but carries forward many requirements from IAS 1 unchanged. IFRS 18 is effective for annual reporting periods beginning as from January 1, 2027, with early adoption permitted. In this regard, the Company is currently assessing the impact of IFRS 18 and estimates that there will be significant changes in the disclosure of the Comprehensive Statement of Income and its related notes.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

- IFRS 19 “Subsidiaries without public accountability: Disclosures”, issued in May 2024, amended in August 2025. It specifies reduced disclosure requirements that an eligible entity is permitted to apply instead of the disclosure requirements in other IFRS. IFRS 19 is effective for annual reporting periods beginning as from January 1, 2027, earlier application permitted.

- IFRS 7 “Financial Instruments: Disclosures” and IFRS 9 “Financial Instruments”, amended in May 2024. The amendments address matters identified during the post-implementation review of the classification and measurement requirements of financial instruments. The amendments are effective for annual reporting periods beginning as from January 1, 2026.

- Annual improvements to IFRS – Volume 11, issued in July 2024. It contains amendments to IFRS 1 “First-time adoption of IFRS”, IFRS 7 “Financial Instruments: Disclosures”, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial Statements” and IAS 7 “Statement of Cash Flows”. These amendments are effective for annual reporting periods beginning as from January 1, 2026.

- IAS 21 “The effects of changes in foreign exchange rates”, amended in November 2025. It clarifies how entities should translate their financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective for annual reporting periods beginning as from January 1, 2027.

Note	4.2 | Property, plant and equipment

Property, plant and equipment, except for works in progress, is valued at acquisition cost restated to reflect the effects of inflation, net of accumulated depreciation and recognized impairment losses. Depreciation has been calculated by applying the straight-line method over the remaining useful life of the assets, which was determined on the basis of engineering studies.

Subsequent costs (major maintenance and reconstruction costs) are either included in the value of the assets or recognized as a Consolidated asset, only if it is probable that the future benefits associated with the assets will flow to the Company, being it possible as well that the costs of the assets may be measured reliably and the investment will improve the condition of the asset beyond its original state. The other maintenance and repair expenses are recognized in profit or loss in the year in which they are incurred.

In accordance with the Concession Agreement, the Company may not pledge the assets used in the provision of the public service nor grant any other security interest thereon in favor of third parties, without prejudice to the Company’s right to freely dispose of those assets which in the future may become inadequate or unnecessary for such purpose. This prohibition does not apply in the case of security interests granted over an asset at the time of its acquisition and/or construction as collateral for payment of the purchase and/or installation price.

The residual value and the remaining useful lives of the assets are reviewed and adjusted, if appropriate, at the end of each fiscal year (reporting period).

Land is not depreciated.

Facilities in service: between 30 and 50 years

Furniture, tools and equipment: between 5 and 20 years

Construction in process is valued based on the degree of completion and is recorded at cost restated to reflect the effects of inflation less any impairment loss, if applicable. Cost includes expenses attributable to the construction, when they are part of the cost incurred for the purposes of acquisition, construction or production of property, plant and equipment that necessarily takes a substantial period of time to get ready for its intended use. These assets begin to be depreciated when they are in economic conditions of use.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

Gains and losses on the sale of property, plant and equipment are calculated by comparing the price collected with the carrying amount of the asset, and are recognized within Other operating expense or Other operating income in the Statement of Comprehensive Income.

The Company considers three alternative probability-weighted scenarios and analyzes the recoverability of its long-lived assets as described in Critical accounting estimates and judgments.

The valuation of property, plant and equipment, taken as a whole, does not exceed its recoverable value, which is measured as the higher of value in use and fair value less costs to disposal at the end of the year (Note 6.c).

Note	4.3 | Interests in joint ventures

The main conceptual definitions are as follow:

i.	A joint arrangement takes place among two or more parties when they have joint control: joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

ii.	A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Such parties are called joint venturers.

iii.	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are called joint operators.

The Company accounts for its investment in joint ventures in accordance with the equity method. Under this method, the interest is initially recognized at cost and subsequently adjusted by recognizing the Company’s share in the profit or loss obtained by the joint venture, after acquisition date. The Company recognizes in profit or loss its share of the joint venture’s profit or loss and in other comprehensive income its share of the joint venture’s other comprehensive income.

When the Company carries out transactions in the joint ventures, the unrealized gains and losses are eliminated in accordance with the percentage interest held by the Company in the jointly controlled entity.

The joint ventures’ accounting policies have been modified and adapted, if applicable, to ensure consistency with the policies adopted by the Company.

Furthermore, taking into account that the interests in joint ventures are not regarded as significant balances, the disclosures required under IFRS 12 have not been made.

Note	4.4 | Revenue recognition

In accordance with IFRS 15 Revenue from Contracts with Customers, the Company has classified the most relevant contracts with customers as detailed herein below:

a.	Revenue from sales

The contracts with customers for the provision of the electricity distribution service and other services (Note 9) are recognized when each and every one of the following conditions is met:

1.	Identification of the contracts with customers, where “contract” is understood to mean an agreement between two or more parties that creates enforceable rights and obligations.

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2025 CONSOLIDATED FINANCIAL STATEMENTS
2.	Identification of the performance obligations, which are understood to mean a promise in the contract with the customer to either transfer a good or provide a service.
3.	Determination of the transaction price, in reference to the amount of the consideration for satisfying each performance obligation.
4.	Allocation of the transaction price to each of the identified performance obligations, in accordance with the methods described in the standard.
5.	Recognition of revenue when the performance obligations identified in the contracts with customers are satisfied.

According to IFRS 15, revenue is recognized when the customer obtains control of the service or product, in this case the electricity supply. Furthermore, the incremental costs of obtaining the contracts with customers are recognized as an asset, if the Company expects to recover those costs.

Revenue from sales is measured at the fair value of the consideration collected or to be collected, taking into account the estimated amount of any discount, thus determining the net amounts.

Revenue from the electricity supplied by the Company to low-income areas and shantytowns is recognized to the extent that a renewal of the Framework Agreement is formalized for the period in which the service was rendered (Note 2.d).

Revenue from operations is recognized on an accrual basis and derives mainly from electricity distribution. Such revenue includes electricity supplied, whether billed or unbilled, at the end of each year, which has been valued on the basis of applicable electricity rates.

The Company also recognizes revenue from other concepts included in distribution services, such as new connections, reconnections, rights of use on poles, transmission of electricity to other distribution companies, inasmuch as the services are provided on the basis of the price established in each contract. Revenue is not adjusted for the effect of the financing components as sales’ payments are not deferred over time, which is consistent with market practice.

b.	Interest income

Interest income is disclosed Consolidatedly from revenue from contracts with customers and has been recognized only to the extent that the related asset of the contract (or account receivable) has been recognized in the accounting for a contract with a customer. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the Entity and the amount of the transaction can be measured reliably.

Interest income is recognized by applying the effective interest rate method. Interest income is recorded in the accounting on a time basis by reference to the principal amount outstanding and the applicable effective rate.

Note	4.5 | Effects of the changes in foreign currency exchange rates

a.        Functional and presentation currency

The information included in the Consolidated financial statements is measured using the Company’s functional currency, which is the currency of the main economic environment in which the Entity operates. The Consolidated financial statements are measured in pesos (legal currency in Argentina), restated to reflect the effects of inflation as indicated in Note 3, which is also the presentation currency.

b.       Transactions and balances

Foreign currency denominated transactions and balances are translated into the functional and presentation currency using the rates of exchange prevailing at the date of the transactions or revaluation, respectively. The gains and losses generated by foreign currency exchange differences resulting from each transaction and from the translation of monetary items valued in foreign currency at the end of the year are recognized in the Statement of Comprehensive Income.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The foreign currency exchange rates used are the buying (bid price) and selling (offer price) rates for monetary assets and liabilities, respectively, and the specific exchange rate for foreign currency denominated transactions.

Note	4.6 | Trade and other receivables

a.	Trade receivables

The receivables arising from services billed to customers but not collected as well as those arising from services rendered but unbilled at the closing date of each year are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

The receivables from electricity supplied to low-income areas and shantytowns are recognized, along with revenue, when the Framework Agreement has been renewed for the period in which the service was provided and the Federal or the Provincial Government assumes responsibility for the payment of consumption.

b.	Other receivables

Other receivables are initially recognized at fair value (generally the original billing/settlement amount) and subsequently measured at amortized cost, using the effective interest rate method, and when significant, adjusted by the time value of money. The Company records impairment allowances when there is objective evidence that it will not be able to collect all the amounts owed to it in accordance with the original terms of the receivables.

Assigned and held-in-custody assets are measured in accordance with Note 4.8.

Note	4.7 | Inventories

The Company’s inventories are materials and supplies to be consumed in the service rendering process. Inventories are valued at acquisition cost restated to reflect the effects of inflation, less recognized impairment losses.

They are valued based on the purchase price, import duties (if applicable), and other taxes (that are not subsequently recovered), and other costs directly attributable to the acquisition of those assets.

Cost is determined by applying the weighted average price (WAP) method.

The Company has classified inventories into current and non-current depending on the period of time in which they are expected to be used, whether for maintenance or capital expenditures. The non-current portion of inventories is disclosed in the “Property, plant and equipment” account.

The valuation of inventories, taken as a whole, does not exceed their recoverable value at the end of each fiscal year.

Note	4.8 | Financial assets

Note	4.8.1 | Classification

The Company classifies financial assets into the following categories: those measured at amortized cost and those subsequently measured at fair value. This classification depends on whether the financial asset is an investment in a debt or an equity instrument. In order for a financial asset to be measured at amortized cost, the two conditions described in the following paragraph must be met. All other financial assets are measured at fair value. IFRS 9 requires that all investments in equity instruments be measured at fair value.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

a.        Financial assets at amortized cost

Financial assets are measured at amortized cost if the following conditions are met:

i.	The objective of the Company’s business model is to hold the assets to collect the contractual cash flows; and

ii.	The contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on principal.

b.       Financial assets at fair value

If any of the above-detailed conditions is not met, financial assets are measured at fair value through profit or loss.

All investments in equity instruments are measured at fair value. For those investments that are not held for trading, the Company may irrevocably elect at the time of their initial recognition to present the changes in fair value in other comprehensive income. The Company’s decision was to recognize the changes in fair value in profit or loss.

Note	4.8.2 | Recognition and measurement

The regular way purchase or sale of financial assets is recognized on the trade date, i.e. the date on which the Company agrees to acquire or sell the asset. Financial assets are derecognized when the rights to receive the cash flows from the investments have expired or been transferred and the Company has transferred substantially all the risks and rewards of the ownership of the assets.

Financial assets are initially recognized at fair value plus, in the case of financial assets that are not measured at fair value through profit or loss, transaction costs directly attributable to the acquisition of those financial assets.

The gains or losses generated by investments in debt instruments that are subsequently measured at fair value and are not part of a hedging transaction are recognized in profit or loss. Those generated by investments in debt instruments that are subsequently measured at amortized cost and are not part of a hedging transaction are recognized in profit or loss when the financial asset is derecognized or impaired and by means of the amortization process using the effective interest rate method.

The Company subsequently measures all the investments in equity instruments at fair value. When it elects to present the changes in fair value in other comprehensive income, such changes cannot be reclassified to profit or loss. Dividends arising from these investments are recognized in profit or loss to the extent that they represent a return on the investment.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

The expected losses, in accordance with calculated coefficients, are detailed in Note 6.a).

Note	4.8.3 | Impairment of financial assets

At the end of each annual reporting period, the Company assesses whether there is objective evidence that the value of a financial asset or group of financial assets measured at amortized cost is impaired. The value of a financial asset or group of financial assets is impaired, and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”), and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably measured.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

Impairment tests may include evidence that the debtors or group of debtors are undergoing significant financial difficulties, have defaulted on interest or principal payments or made them after they had come due, the probability that they will enter bankruptcy or other financial reorganization, and when observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in payment terms or in the economic conditions that correlate with defaults.

In the case of financial assets measured at amortized cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced and the amount of the impairment loss is recognized in the Statement of Comprehensive Income.

While cash, cash equivalents and financial assets measured at amortized cost are also subject to the impairment requirements of IFRS 9, the identified impairment loss is immaterial.

Note	4.8.4 | Offsetting of financial instruments

Financial assets and liabilities are offset, and the net amount reported in the Statement of Financial Position, when there is a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Note	4.9 | Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less from their acquisition date, with significantly low risk of change in value.

i.	Cash and banks in local currency: at nominal value.
ii.	Cash and banks in foreign currency: at the exchange rate in effect at the end of the year.
iii.	Money market funds, which have been valued at the prevailing market price at the end of the year. Those that do not qualify as cash equivalents are disclosed in the Financial assets at fair value through profit or loss account.

Note	4.10 | Equity

Changes in this account have been accounted for in accordance with the relevant legal or statutory regulations and the decisions adopted by the shareholders’ meetings.

a.        Share capital

Share capital represents issued capital, which is comprised of the contributions committed and/or made by the shareholders, represented by shares, including outstanding shares at nominal value, restated to reflect the effects of inflation as indicated in Note 3.

b.       Treasury stock

The Treasury stock account represents the nominal value of the Company’s own shares acquired by the Company, restated to reflect the effects of inflation as indicated in Note 3.

c.        Other comprehensive income (loss)

Represents recognition, at the end of the year, of the actuarial gain (loss) associated with the Company’s employee benefit plans, restated to reflect the effects of inflation as indicated in Note 3.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

d.       Retained earnings

Retained earnings are comprised of profits or accumulated losses with no specific appropriation. When positive, they may be distributed, if so decided by the Shareholders’ Meeting, to the extent that they are not subject to legal restrictions. Retained earnings, where applicable, are comprised of the amounts transferred from other comprehensive income and prior-year adjustments due to the application of accounting standards, restated to reflect the effects of inflation as indicated in Note 3.

Pursuant to Section 27 Part I Chapter I of the CNV’s Regulations, the Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Unappropriated retained earnings account has a significant negative balance that requires the application, as appropriate, of sections 94 -sub-section 5-, 96 or 206 of the Business Organizations Law, or, quite to the contrary, a positive balance, must adopt an express resolution as to the allocation of such balance (taking into consideration for calculation purposes the fiscal year’s results as well as its retained earnings/accumulated deficit), whether to dividend distribution, capitalization, setting up of reserves or a combination of these. The Company Shareholders’ Meetings have complied with the above-mentioned requirement.

Note	4.11 | Trade and other payables

a.	Trade payables

Trade payables are payment obligations with suppliers for the purchase of goods and services in the ordinary course of business. Trade payables are classified as current liabilities if payments fall due within one year or in a shorter period of time. Otherwise, they are classified as non-current liabilities.

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

b.	Customer deposits

Customer deposits are initially recognized at the amount received and subsequently measured at amortized cost using the effective interest rate method.

In accordance with the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

i.	When the power supply is requested and the customer is unable to provide evidence of his legal ownership of the premises;
ii.	When service has been suspended more than once in one-year period;
iii.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).
iv.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be paid either in cash or through the customer’s bill and accrue monthly interest at a specific rate of BNA for each customer category.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the customer’s account is credited with the principal amount plus any interest accrued thereon, after deducting, if appropriate, any amount owed by the customer to the Company.

c.	Customer contributions

Refundable: The Company receives assets or facilities (or the cash necessary to acquire or build them) from certain customers for services to be provided, based on individual agreements and in the framework of ENRE Resolution No. 215/12 provisions. These contributions are initially recognized as trade payables at fair value with a contra-account in property, plant and equipment, and subsequently measured at amortized cost using the effective interest rate method.

d.	Other payables

The financial liabilities recorded in Other Payables and the advances for the execution of works are initially recognized at fair value and subsequently measured at amortized cost.

The recorded liabilities for penalties accrued, whether imposed or not yet issued by the ENRE (Note 2.e), and other provisions are the best estimate of the settlement value of the present obligation in the framework of IAS 37 provisions at the closing date of these Consolidated financial statements.

The balances of ENRE Penalties and Discounts are updated in accordance with the regulatory framework applicable thereto and on the basis of the Company’s estimate of the outcome of the renegotiation process described in Note 2.e.

Note	4.12 | Borrowings

Borrowings are initially recognized at fair value, less direct costs incurred in the transaction. Subsequently, they are measured at amortized cost; any difference between the funds obtained (net of direct costs incurred in the transaction) and the amount to be paid at maturity is recognized in profit or loss during the term of the borrowings using the effective interest rate method.

Note	4.13 | Deferred revenue

Non-refundable customer contributions: The Company receives assets or facilities (or the cash necessary to acquire or build them) for services to be provided, based on individual agreements. The assets received are recognized by the Company as property, plant and equipment with a contra-account in deferred revenue, the accrual of which depends on the nature of the identifiable services, in accordance with the following:

•	Customer connection to the grid: revenue is accrued until such connection is completed;

•	Continuous provision of the electric power supply service: throughout the shorter of the useful life of the asset and the term for the provision of the service.

Government grants: The Company receives transfers of resources in return for past or future compliance with certain conditions related to the entity’s operating activities. The grants related to assets are recognized as deferred income items and amortized on a systematic basis over the useful life of the relating asset.

Note	4.14 | Employee benefits

•	Benefit plans

The Company operates several benefit plans. Usually, benefit plans establish the amount of the benefit an employee will receive at the time of his/her retirement, generally based on one or more factors such as age, years of service and salary.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The liability recognized in the Statement of Financial Position in respect of benefit plans is the present value of the benefit plan obligation at the closing date of the year, together with the adjustments for past service costs and actuarial gains or losses. The benefit plan obligation is calculated annually by independent actuaries in accordance with the projected unit credit method. The present value of the benefit plan obligation is determined by discounting the estimated future cash outflows using actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits. The benefit plans are not funded.

The Company’s accounting policy for benefit plans is as follow:

a.	Service costs are immediately recorded in profit or loss, unless the changes to the benefit plan are conditional on the employees’ remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

b.	Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in “Other comprehensive income” in the year in which they arise.

•	The Company’s Share-based Compensation Plan

The Company had a share-based compensation plan under which it received services from some employees in exchange for the Company’s shares. The fair value of the services received is recognized as an operating expense in the “Salaries and social security taxes” line item. The total amount of the referred to expense is determined by reference to the fair value of the shares granted.

When the employees provide the services before the shares are granted, the fair value at the grant date is estimated in order to recognize the relevant result.

Furthermore, taking into account that share-based payments are not considered significant balances, the disclosures required under IFRS 2 have not been made.

Note	4.15 | Income tax

The income tax is recognized in profit or loss, other comprehensive income or in equity depending on the items from which it originates.

The Company determines the income tax payable by applying the effective 35% rate, resulting from the application of the tax scale in effect, to the estimated taxable profit.

By means of Law No. 27,630, a change was introduced in the corporate income tax rate, applicable to fiscal years beginning from January 1, 2021. The tax is determined according to the following scale:

Accumulated net taxable income		Amount to be paid $	Plus %	On the amount exceeding $
From more than $	To $
$ 0	$ 102	$ 0	25%	$ 0
$ 102	$ 1,017	$ 25	30%	$ 102
$ 1,017	onwards	$ 300	35%	$ 1,017

Scale in force for fiscal year 2025. The amounts of the detailed scale are adjusted annually, beginning January 1, 2022, taking into consideration the annual variation of the Consumer Price Index (CPI) provided by the National Institute of Statistics and Census (INDEC).

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2025 CONSOLIDATED FINANCIAL STATEMENTS

Additionally, the deferred tax is recognized, in accordance with the liability method, on the temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the Statement of Financial Position. However, no deferred tax liability is recognized if such difference arises from the initial recognition of goodwill, or from the initial recognition of an asset or liability other than in a business combination, which at the time of the transaction affected neither the accounting nor the taxable profit.

The deferred tax is determined using the effective rate resulting from the application of the tax scale in effect at the closing date of the Consolidated financial statements and which is expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity. Deferred tax assets and liabilities are stated at their undiscounted nominal value.

Moreover, in accordance with the provisions of Law No. 27,430, the Company has applied the tax inflation adjustment set forth in Title VI of the Income Tax Law, effective for fiscal years beginning as from January 1, 2018, albeit with a limited scope of application for certain accounts.

The tax inflation adjustment for the first, second and third fiscal year was applicable as from its effective date in the year 2018, if the CPI cumulative variation, calculated from the beginning to the end of each year, exceeded fifty-five percent (55%), thirty percent (30%) and fifteen percent (15%) for fiscal years 2018, 2019 and 2020, respectively. Although as of December 31, 2018, the CPI cumulative variation did not exceed the 55% threshold for the application of the tax inflation adjustment in that first fiscal year, as of December 31, 2020 and 2019, the CPI cumulative variations for the 12 months of each year had amounted to 36.13% and 53.77%, respectively, which exceeded the 15% and 30% thresholds fixed for the third and second transition years of the tax inflation adjustment, and, therefore, the Company recognized the effect of the tax inflation adjustment in the calculation of the current and deferred income tax provision in those fiscal years.

As from fiscal years ended in December 2021, fourth fiscal year since the implementation of the tax inflation adjustment, the threshold for its application is that the cumulative variation of the aforementioned index for the thirty-six months prior to the closing date of the relevant fiscal year be greater than 100%. Furthermore, unlike fiscal years 2019 and 2020, for fiscal year 2021, such adjustment was no longer to be applied with deferrals (over six fiscal years) but rather computed in full in the tax balance sheet for that period.

Furthermore, in accordance with the provisions of Law 27,701 on the 2023 Budget, the deferral in thirds (over three fiscal years) of the tax inflation adjustment is to be retroactively applied to the first and second fiscal years beginning as from January 1, 2022. Such deferral applies to those taxpayers whose investments in the purchase, construction, manufacturing, processing or definitive importation of fixed assets (except for automobiles), during each of the two fiscal periods immediately following the period of the initial one-third computation, are greater than or equal to $ 30,000. Failure to comply with this requirement will result in the loss of the benefit. The Company recognized the effects of the deferral of the tax inflation adjustment in the calculation of the current and deferred income tax provision.

Uncertain tax positions

In determining the current and the deferred income tax expense, the Company takes into consideration the impact of the uncertain tax positions, including whether such positions can result in additional taxes or interest. IFRIC 23 interpretation determines how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty over income tax treatments. For such purpose, the Company must assess if the tax authorities will accept an uncertain tax treatment.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

If the Company concludes that it is not probable that the treatment will be accepted, it will reflect the effect of the uncertainty in determining the taxable profit, tax loss carryforwards, unused tax losses, unused tax credits and tax rates.

The Company estimates that it is entitled to apply the uncertain tax treatment; therefore, it has calculated the tax position taking this treatment into consideration.

In this regard, the Company shall make consistent judgments and estimates for both current income tax and deferred tax. edenor will reassess a judgment or estimate required by this interpretation if the facts and circumstances on which the judgment or estimate was based change or as a result of new information that affects the judgment or estimate applied.

Note	4.16 | Right-of-use assets

A right-of-use asset and a lease liability are recognized for lease contracts from the date on which the leased asset is available for use, at the present value of the payments to be made over the term of the contract, using the discount rate implicit in the lease contract, if it can be determined, or the Company’s incremental borrowing rate.

Subsequent to their initial measurement, leases will be measured at cost less accumulated depreciation, impairment losses, and any adjustment resulting from a new measurement of the lease liability.

Note	4.17 | Provisions and contingencies

Provisions have been recognized in those cases in which the Company is faced with a present obligation, whether legal or constructive, that has arisen as a result of a past event, whose settlement is expected to result in an outflow of resources, and the amount thereof can be estimated reliably.

The amount recognized as provisions is the best estimate of the expenditure required to settle the present obligation at the end of the reporting year, taking into account the corresponding risks and uncertainties. When a provision is measured using the estimated cash flow to settle the present obligation, the carrying amount represents the present value of such cash flow. This present value is obtained by applying a pre-tax discount rate that reflects market conditions, the time value of money and the specific risks of the obligation.

The provisions included in liabilities have been recorded to face contingent situations that could result in future payment obligations. To estimate the amount of provisions and the likelihood of an outflow of resources, the opinion of the Company’s legal advisors has been taken into account.

Note	4.18 | Balances with related parties

Receivables and payables with related parties are recognized at amortized cost in accordance with the terms agreed upon by the parties involved.

Note	4.19 | Classification of assets and liabilities into current and non-current

Assets and liabilities are presented as current and non-current in the Statement of Financial Position.

An asset is classified as current when the Company:

-	expects to realize the asset or intends to sell or consume it in its normal operating cycle;
-	holds the asset primarily for the purpose of trading;
-	expects to realize the asset within twelve months after the reporting year; or

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2025 CONSOLIDATED FINANCIAL STATEMENTS
-	the asset is cash or a cash equivalent unless the asset is restricted and cannot be exchanged or used for the settlement of a liability for at least twelve months after the closing of the reporting year.

All other assets are classified as non-current.

A liability is classified as current when the Company:

-	expects to settle the liability in its normal operating cycle;
-	the liability is due to be settled within twelve months after the closing date of the reporting year; or
-	does not have an unconditional right to defer settlement of the liability for at least twelve months after the closing date of the reporting year.

All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current assets or liabilities as appropriate.

Note	5 | Financial risk management

Note	5.1 | Financial risk factors

The Company’s activities and the market in which it operates expose the Company to a number of financial risks: market risk (including currency risk, cash flows interest rate risk, fair value interest rate risk and price risk), credit risk and liquidity risk.

The management of the financial risk is part of the Company’s overall policies, which focus on the unpredictability of the financial markets and seek to minimize potential adverse effects on its financial performance. Financial risks are the risks derived from the financial instruments to which the Company is exposed during or at the end of each year. The Company uses derivative instruments to hedge exposure to certain risks whenever it deems appropriate in accordance with its internal risk management policy.

Risk management is controlled by the Finance and Control Division, which identifies, evaluates and hedges financial risks. Risk management policies and systems are periodically reviewed so that they can reflect the changes in the market’s conditions and the Company’s activities.

This section includes a description of the main risks and uncertainties that could have a material adverse effect on the Company’s strategy, performance, results of operations and financial position.

a.	Market risks

i.	Currency risk

Currency risk is the risk of fluctuation in the fair value or future cash flows of a financial instrument due to changes in foreign currency exchange rates. The Company’s exposure to currency risk relates to the collection of its revenue in pesos, in conformity with regulated electricity rates that are not indexed in relation to the US dollar, whereas a significant portion of its existing financial debt is denominated in US dollars. Therefore, the Company is exposed to the risk of a loss resulting from a devaluation of the peso. The Company may hedge its currency risk by trying to enter into currency futures. At the date of issuance of these Consolidated financial statements, the Company has not hedged its exposure to the US dollar.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

If the Company continued to be unable to effectively hedge all or a significant part of its exposure to currency risk, any devaluation of the peso could significantly increase its debt service burden, which, in turn, could have a substantial adverse effect on its financial and cash position (including its ability to repay its Corporate Notes) and the results of its operations.

As of December 31, 2025 and 2024, the Company’s balances in foreign currency are as follow:

	Currency	Amount in foreign currency	Exchange rate (1)	12.31.25	12.31.24

ASSETS
CURRENT ASSETS
Other receivables	USD	13.8	1446.000	19,955	2,165
Financial assets at amortized cost	USD	3.1	1446.000	4,483	-
Financial assets at fair value through profit or loss	USD	358.9	1446.000	518,969	386,869
Cash and cash equivalents	USD	87.4	1446.000	126,380	18,951
TOTAL CURRENT ASSETS				669,787	407,985
TOTAL ASSETS				669,787	407,985

LIABILITIES
NON-CURRENT LIABILITIES
Borrowings	USD	449.5	1455.000	653,997	466,925
TOTAL NON-CURRENT LIABILITIES				653,997	466,925
CURRENT LIABILITIES
Trade payables	USD	22.6	1455.000	32,883	24,166
	EUR	0.5	1713.117	857	141
	CHF	-	-	-	300
Borrowings	USD	183.3	1455.000	266,640	16,418
TOTAL CURRENT LIABILITIES				300,380	41,025
TOTAL LIABILITIES				954,377	507,950

(1)	The exchange rates used are the BNA exchange rates in effect as of December 31, 2025 for US Dollars (USD) and Euros (EUR).

The table below shows the Company’s exposure to currency risk resulting from the financial assets and liabilities denominated in a currency other than the Company’s functional currency.

	12.31.25	12.31.24
Net position
US dollar	(283,733)	(99,524)
Euro	(857)	(141)
Swiss franc	-	(300)
Total	(284,590)	(99,965)

The Company estimates that a 10% devaluation of the Argentine peso with respect to each foreign currency, with all other variables held constant, would give rise to the following decrease in the profit (loss) for the year:

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2025 CONSOLIDATED FINANCIAL STATEMENTS
	12.31.25	12.31.24
Net position
US dollar	(28,373)	(9,952)
Euro	(86)	(14)
Swiss franc	-	(30)
Decrease in the results of operations for the year	(28,459)	(9,996)

ii.	Price risk

The Company’s investments in listed equity instruments are susceptible to market price risk arising from the uncertainties concerning the future value of these instruments. Due to the low significance of the investments in equity instruments in relation to the net asset/liability position, the Company is not significantly exposed to the referred to instruments price risk.

Furthermore, the Company is not exposed to commodity price risk.

iii.	Interest rate risk

It is the risk of fluctuation in the fair value or cash flows of an instrument due to changes in market interest rates. The Company’s exposure to interest rate risk is related mainly to the long-term debt obligations.

Indebtedness at floating rates exposes the Company to interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to interest rate risk on the fair value of its liabilities. As of December 31, 2025 and 2024, except for both Class No. 9 Corporate Notes issued by the Company in Argentine pesos, at a floating TAMAR rate plus a fixed annual margin of 6%, and the bank loans taken with ICBC and Nación banks (Note 29), all the loans were obtained at fixed interest rates. The Company’s policy is to keep the largest percentage of its indebtedness in instruments that accrue interest at fixed rates.

The Company analyzes its exposure to interest rate risk in a dynamic manner. Several scenarios are simulated taking into account the positions with respect to refinancing, renewal of current positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on profit or loss of a specific change in interest rates. In each simulation, the same interest rate fluctuation is used for all the currencies. Scenarios are only simulated for liabilities that represent the most relevant interest-bearing positions.

b.	Credit risk

It is the risk of a financial loss as a consequence of a counterparty’s failure to comply with the obligations assumed in a financial instrument or commercial contract. The Company’s exposure to credit risk results from its operating (particularly from its commercial receivables) and financial activities, including deposits in financial entities and other instruments.

Credit risk arises from cash and cash equivalents, deposits with banks and financial entities and derivative financial instruments, as well as from credit exposure to customers, including outstanding balances of accounts receivable and committed transactions.

With regard to banks and financial entities, only those with high credit quality are accepted.

With regard to debtors, if there are no independent credit risk ratings, the Finance Department evaluates the debtors’ credit quality, past experience and other factors.

Individual credit limits are set in accordance with the limits set by the Company’s CEO, on the basis of the internal or external ratings approved by the Finance and Control Division.

The Company has different procedures in place to reduce energy losses and allow for the collection of the balances owed by its customers. The Operations and Customer Service Divisions periodically monitor compliance with the above-mentioned procedures.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

One of the significant items of delinquent balances is that related to the receivable amounts with Municipalities, in respect of which the Company applies different offsetting mechanisms against municipal taxes it collects in the name and to the order of those government bodies and debt refinancing plans, with the aim of reducing its exposure.

At each fiscal year-end, the Company analyzes whether the recording of an impairment is necessary. As of December 31, 2025 and 2024, delinquent trade receivables totaled approximately $ 95,395 and $ 44,336, respectively. As of December 31, 2025 and 2024, the Consolidated financial statements included allowances for $ 25,040 and $ 14,950, respectively.

The inability to collect the amounts receivable in the future could have an adverse effect on the Company’s results of operations and its financial position, which, in turn, could have an adverse effect on the Company’s ability to repay loans, including payment of the Corporate Notes.

The balances of the bills for electricity consumption of T1 (small-demand), T2 (medium-demand) and T3 (large-demand) customers that remain unpaid seven working days after the bills’ first due dates are considered delinquent trade receivables. Additionally, the amounts included in the Framework Agreement are not considered within delinquent balances of the electricity supplied to low-income areas and shantytowns.

The Company’s maximum exposure to credit risk is based on the book value of each financial asset in the Consolidated financial statements, after deducting the corresponding allowances.

c.	Liquidity risk

The Company monitors the risk of a deficit in cash flows on a periodical basis. The Finance Department supervises the updated projections of the Company’s liquidity requirements in order to ensure that there is enough cash to meet its operating needs, permanently maintaining sufficient margin for undrawn credit lines so that the Company does not fail to comply with the indebtedness limits or covenants, if applicable, of any line of credit. Such projections give consideration to the Company’s debt financing plans, compliance with covenants, with internal balance sheet financial ratios objectives and, if applicable, with external regulations and legal requirements, such as, restrictions on the use of foreign currency.

Cash surpluses held by the Company and the balances in excess of the amounts required to manage working capital are invested in money market funds and/or time deposits that accrue interest, currency deposits and securities, choosing instruments with appropriate maturities or sufficient liquidity to provide sufficient margin as determined in the aforementioned projections. As of December 31, 2025 and 2024, the Company’s current financial assets at fair value amount to $ 565,669 and $ 477,984, respectively, which are expected to generate immediate cash inflows to manage the liquidity risk.

The table below includes an analysis of the Company’s non-derivative financial liabilities, which have been classified into maturity groupings based on the remaining period between the closing date of the fiscal year and the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual discounted cash flows.

	No deadline	Less than 3 months	From 3 months to 1 year	From 1 to 2 years	From 2 to 5 years	Total
As of December 31, 2025
Trade payables and other liabilities	58,514	637,552	189,638	47,989	141,079	1,074,772
Borrowings	-	196,195	225,640	436,159	-	857,994
Total	58,514	833,747	415,278	484,148	141,079	1,932,766

As of December 31, 2024
Trade payables and other liabilities	131,982	212,960	58,980	24,743	212,218	640,883
Borrowings	-	2,382	66,647	108,897	-	177,926
Total	131,982	215,342	125,627	133,640	212,218	818,809

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2025 CONSOLIDATED FINANCIAL STATEMENTS
Note	5.2 | Concentration risk factors

a.      Related to customers

The Company’s receivables derive primarily from the sale of electricity.

No single customer accounted for more than 10% of sales for the years ended December 31, 2025 and 2024.

b.     Related to employees who are union members

As of December 31, 2025, the Company’s employees are members of unions, Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the Federal Capital) and Asociación del Personal Superior de Empresas de Energía (Association of Supervisory Personnel of Energy Companies). These employees’ labor cost depends on negotiations between the Company and the unions; a sensitive change in employment conditions generates a significant impact on the Company’s labor costs.

Collective bargaining agreements were entered into in the months of March, June and October 2025, as a consequence of the inflationary context in which the Argentine economy is immersed. Furthermore, in February 2026, a new collective bargaining agreement was executed covering the months of February and April 2026.

Note	5.3 | Capital risk management

The Company’s objectives when managing capital are to safeguard its ability to continue operating as a going concern and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Company monitors its capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total liabilities (current and non-current) less cash and cash equivalents. Total capital is calculated as equity, as shown in the Statement of Financial Position, plus net debt.

The gearing ratios at December 31, 2025 and 2024 were as follow:

	12.31.25	12.31.24
Total liabilities	3,536,477	3,252,554
Less: Cash and cash equivalents and Financial assets at fair value through profit or loss	(772,849)	(509,449)
Net debt	2,763,628	2,743,105
Total Equity	2,222,906	1,982,526
Total capital attributable to owners	4,986,534	4,725,631
Gearing ratio	55.42%	58.05%

Note	5.4 | Regulatory risk factors

Pursuant to caption C of Section 37 of the Concession Agreement, the Grantor of the Concession may, without prejudice to other rights to which the Grantor is entitled thereunder, foreclose on the collateral granted by the Company when the cumulative value of the penalties imposed to the Company in the previous one-year period exceeds 20% of its annual billing, net of taxes and fees.

The Company’s Management evaluates the development of this indicator on an annual basis. At the date of issuance of these Consolidated financial statements, there are no events of non-compliance by the Company that could lead to that situation.

Note	5.5 | Information security-related risk factors

The Company has a Security Information and Event Management System in place to access data-based information, mitigating risks at scale with machine learning-based analysis.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, there are information security awareness programs addressed to the staff, and a liability insurance that covers the Company against the residual risks and costs associated with cybersecurity events.

Note	5.6 | Fair value estimate

The Company classifies the measurements of financial instruments at fair value using a fair value hierarchy that reflects the relevance of the variables used to carry out such measurements. The fair value hierarchy has the following levels:

· Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

· Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from the prices).

· Level 3: inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

The table below shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2025 and 2024:

	LEVEL 1	LEVEL 2	LEVEL 3

At December 31, 2025
Assets
Other receivables
Assigned assets and in custody	17,581	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	130,868	-	-
Mutual funds	434,801	-	-
Shares	-	-	53,686
Cash and cash equivalents:
Mutual funds	60,555	-	-
Total assets	643,805	-	53,686

	LEVEL 1	LEVEL 2	LEVEL 3
At December 31, 2024
Assets
Other receivables
Transferred assets and in custody	11,767	-	-
Financial assets at fair value through profit or loss:
Negotiable instruments	150,616	-	-
Mutual funds	327,368	-	-
Cash and cash equivalents
Mutual funds	590	-	-
Total assets	490,341	-	-

Liabilities
Other liabilities:
Payment plan - CAMMESA	-	172,973	-
Total liabilities	-	172,973	-

The value of the financial instruments traded in active markets is based on the quoted market prices at the Statement of Financial Position date. A market is regarded as active if quoted prices are regularly available from a stock exchange, broker, sector-specific institution or regulatory agency, and those prices represent current and regularly occurring market transactions on an arms’ length basis. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in level 1.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The fair value of financial instruments that are not traded in active markets is determined by using valuation techniques. These valuation techniques maximize the use of observable market data, where it is available, and rely as little as possible on the Company’s specific estimates. If all the significant variables to determine the fair value of a financial instrument are observable, the instrument is included in level 2.

If one or more of the significant variables used to determine fair value are not observable in the market, the financial instrument is included in level 3.

As of December 31, 2025, the Company has investments in equity instruments relating to minority interests in unlisted companies, engaged in the development of early-stage mining projects. As there is no active market for these shares, their fair value was classified within Level 3 of the hierarchy established by IFRS 13.

The fair value of these investments was determined on the basis of valuation reports prepared by independent experts, using a market approach based on recent comparable transactions involving properties at similar exploration stages, adjusted for specific conditions, such as location, degree of geological development, and macroeconomic environment. The applied method consisted of using per-hectare multiples, weighted according to the aforementioned factors.

Significant unobservable variables

Among the key unobservable inputs included in the valuation, the following stand out:

- Market value per hectare adjusted for geological prospectivity.

- Project development stage (pre-exploration or initial exploration).

- Exclusion of transactions in non-applicable geographic regions.

The properties comprise projects at the initial stage of exploration in the lithium, copper, and gold sectors, located in regions with high mining activity and strong discovery potential, such as the province of Catamarca (mountain range area and western salt flats) and border areas between Argentina and Chile. Due to the fact that most of these properties show little or no exploration development, and that there is no active market for this type of assets, their valuation was determined based on third-party comparable transactions carried out over the last five years. These transactions were adjusted according to the exploration stage, location, and other particular conditions of each project.

For lithium-related properties, mainly located in salt flats and brine areas, reference values range from USD 80 to USD 985 per hectare, taking into account geological prospectivity and the limited available information. As for copper and gold projects, located in areas with early exploration activity and high potential but without defined resources, the range considered varies between USD 200 and USD 1,000 per hectare, using comparable transactions in the region as a reference.

Sensitivity

Due to the fact that the fair value estimate is subject to significant uncertainties arising from the absence of an active market for these assets, reasonable changes in the variables used (for example, variations in reference multiples or in the assessment of the geological potential) could significantly impact the value assigned to the investments (Note 21).

Note	6 | Critical accounting estimates and judgments

The preparation of the Consolidated financial statements requires the Company’s Management to make estimates and assessments concerning the future, exercise critical judgments and make assumptions that affect the application of the accounting policies and the reported amounts of assets and liabilities and revenues and expenses.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

These estimates and judgments are continually evaluated and are based upon past experience and other factors that are reasonable under the existing circumstances. Future actual results may differ from the estimates and assessments made at the date of preparation of these Consolidated financial statements.

The estimates that have a significant risk of causing adjustments to the amounts of assets and liabilities during the next fiscal year are detailed below:

a.	Impairment of financial assets

The allowance for the impairment of accounts receivable is assessed based on the delinquent balance, which comprises all such debt arising from the bills for electricity consumption of T1 (small-demand), T2 (medium-demand), and T3 (large-demand) customers that remain unpaid seven working days after their first due dates. The Company’s Management records an allowance by applying to the delinquent balances of each customer category an uncollectibility rate that is determined according to each customer category, based on the historical comparison of collections made.

Additionally, and faced with temporary and/or exceptional situations, the Company’s Management may redefine the amount of the allowance, specifying and supporting the criteria used in all the cases.

The Company has performed a review of the financial assets it currently measures and classifies at fair value through profit or loss or at amortized cost and has concluded that they meet the conditions to maintain their classification; consequently, the initial adoption affected neither the classification nor the measurement of the Company’s financial assets.

b.	Revenue recognition

Revenue is recognized on an accrual basis upon delivery to customers, which includes the estimated amount of unbilled distribution of electricity at the end of each year. The accounting policy for the recognition of estimated revenue is considered critical because it depends on the amount of electricity effectively delivered to customers, which is valued on the basis of applicable electricity rates. Unbilled revenue is classified as current trade receivables.

c.	Impairment of long-lived assets

The Company analyzes the recoverability of its long-lived assets on a periodical basis or when events or changes in circumstances indicate a potential impairment of the carrying amount of long-lived assets with respect to their recoverable amount, which is measured as the higher of value in use and fair value less costs to sell at the end of the year.

Due to the new events that occurred in the fiscal year, the projections made by the Company concerning the recoverability of its property, plant and equipment have been updated.

The value in use is determined on the basis of projected and discounted cash flows, using discount rates that reflect the time value of money and the specific risks of the assets under consideration.

Cash flows are prepared based on estimates concerning the future performance of significant assumptions that are sensitive to the determination of the recoverable amount, including the following: (i) nature, timing, and modality of the electricity rate increases; (ii) demand for electricity projections; (iii) development of the costs to be incurred; (iv) investment needs in line with the service quality levels required by the regulatory authority, and (v) macroeconomic variables, such as growth rates, inflation rates and foreign currency exchange rates. The other variables have low impact on the calculation and have been estimated by the Company using the best available information..

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The Company has made its projections under the assumption that in the next few years it will obtain the long overdue electricity rates adjustments to which it is entitled in accordance with the applicable regulations, using as a basis a Discount rate (WACC) in dollars of 7.62%, translating it into Argentine pesos for the discount in each of the scenarios presented.

However, the Company is not in a position to ensure that the future performance of the assumptions used for making its projections will be in line with that which the control authorities will define, therefore, they could differ significantly from the estimates and assessments made at the date of preparation of these consolidated financial statements.

In order to consider the estimation risk included in the projections of the aforementioned variables, the Company has taken into consideration three alternative probability-weighted scenarios, which are detailed below:

a)	Scenario No. 1: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025. Additional adjustments representing higher VAD due to increases in fixed charges are included. Probability of occurrence assigned: 25%.

b)	Scenario No. 2: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025, plus additional VAD adjustments during 2028. Probability of occurrence assigned: 60%.

c)	Scenario No. 3: includes the adjustment of energy purchase prices according to SE Resolution No. 22/2026 (Note 2.b.). Monthly and automatic CPD adjustments are included in accordance with the Five-year Tariff Review scheme established by ENRE Resolution No. 304/2025. Adjustments lower than those corresponding to the Tariff Review scheme are included as from the end of 2028. Probability of occurrence assigned: 15%.

In all cases, the treatment of the debt with CAMMESA is as follows: payments under the plans agreed with the Federal Government in December 2022, as well as those established in the May 2025 Agreement (Note 2.c.), are made.

The Company has assigned to these three scenarios the previously detailed probability of occurrence percentages, based mainly on experience and giving consideration to the long overdue electricity rate adjustment, the current economic and financial situation, and the need to keep the public service, object of the concession, operative.

After having carried out the analysis of recoverability of long-lived assets, as of the date of these consolidated financial statements, the Company has recorded no additional impairments of property, plant and equipment.

Sensitivity analysis:

The main factors that could result in impairment charges or recoveries in future periods are distortions in the nature, timing, and modality of the electricity rate increases. These factors have been taken into account in the aforementioned weight of scenarios. Due to the uncertainty inherent in these assumptions, the Company estimates that any sensitivity analysis that considers changes in any of them taken individually could lead to significant changes in the determination of the recoverable value.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

d.	Current and deferred income tax

A degree of judgment is required to determine the income tax provision inasmuch as the Company’s Management has to evaluate, on an ongoing basis, the positions taken in tax returns in respect of situations in which the applicable tax regulation is subject to interpretation and, whenever necessary, make provisions based on the amount expected to be paid to the tax authorities. When the final tax outcome of these matters differs from the amounts initially recognized, such differences will impact both the income tax and the deferred tax provisions in the fiscal year in which such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

Deferred tax assets are reviewed at each reporting date and reduced according to the probability that a sufficient taxable base will be available to allow for the total or partial recovery of these assets. Deferred tax assets and liabilities are not discounted. The realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, the Company’s Management takes into consideration the scheduled reversal of deferred tax liabilities, the projected future taxable income, the prevailing rates to be applied in each period, and tax planning strategies.

e.	ENRE penalties and discounts

The Company considers its applicable accounting policy for the recognition of ENRE penalties and discounts critical because it depends on penalizable events that are valued on the basis of the Management´s best estimate of the expenditure required to settle the present obligation at the date of these Consolidated financial statements. The balances of ENRE penalties and discounts are adjusted in accordance with the regulatory framework applicable thereto and have been estimated based on that which has been described in Note 2.e.

f.	Contingencies and provisions for lawsuits

The Company is a party to several complaints, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or compensation. The Company’s potential liability with respect to such claims, lawsuits and legal proceedings cannot be accurately estimated. The Company’s Management, with the assistance of its legal advisors, periodically analyzes the status of each significant matter and evaluates the Company’s potential financial exposure. If the loss deriving from a complaint or legal proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded.

Provisions for contingent losses represent a reasonable estimate of the losses that will be incurred, based on the information available to Management at the date of the Consolidated financial statements preparation, taking into account the Company’s litigation and settlement strategies. These estimates are mainly made by Management. However, if the Management’s estimates proved wrong, the current provisions could be inadequate and result in a charge to profits that could have a material effect on the Statements of Financial Position, Comprehensive Income, Changes in Equity and Cash Flows.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

g.	Fair value measurement of certain financial assets

The Company believes that the applicable accounting policy for the valuation of financial assets at Level 3 of the hierarchy established by IFRS 13 is critical because these instruments

The Company considers the accounting policy for the fair value measurement of Level 3 financial assets within the hierarchy established by IFRS 13 to be critical. This is because there are neither direct quoted prices nor quoted prices in non-active markets for these instruments, nor do they involve directly observable inputs; therefore, their measurement requires the use of valuation techniques based on unobservable inputs (Note 5).

The Company uses reports prepared by independent experts who estimate value ranges based on comparable transactions and the specific characteristics of the underlying assets. The determination of fair value involves the exercise of judgment by Management. Consequently, changes in the assumptions used could result in significant variations in the values determined at the end of each period.

Note	7 | Economic group and joint arrangements

Note	7.1 | Information about the subsidiary

Edenor Tech SAU

Edenor Tech SAU is a corporation (sociedad anónima) organized under Argentine laws, with legal domicile at 6363 Av. Del Libertador Ave. – City of Buenos Aires, Argentina. Edenor Tech SAU was organized on July 23, 2024, through the contribution of 100,000,000 shares subscribed and paid-in in cash by edenor.

Percentage interest held in capital stock and votes		Corporate purpose	Legal address

Edenor Tech SAU	100%	Sale, management, storage, import and export of renewable and conventional energy and their possible by-products	Av. Del Libertador 6363, CABA

The corporate purpose of Edenor Tech S.A.U. is to engage in the sale, storage, import and export of renewable and conventional energy, as well as critical minerals such as copper, lithium and gold. As for services, it offers technical consultancy, software development and provision, artificial intelligence, data science, data storage and IT solutions, in addition to training on technology-related matters. Finally, in the industrial sector, it participates in the installation, generation and maintenance of energy systems, the transformation and sale of renewable energy and the manufacturing of related equipment and material, among other activities.

Note	7.2 | Interest in joint ventures

The joint ventures in which the Group holds an interest as of December 31, 2025 and 2024, valued in accordance with the equity method of accounting of IAS 28 are as follow:

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2025 CONSOLIDATED FINANCIAL STATEMENTS
Percentage interest held in capital stock and votes		Corporate purpose	Legal address	Equity attributable to the owners		Income (Loss) from interest in joint ventures
				12.31.25	12.31.24	12.31.25	12.31.24	12.31.23

SACME	50.00%	Control of the operation of both the electric power generation and transmission in the GBA	Av. España 3251, CABA	202	160	43	(17)	(28)
				202	160	43	(17)	(28)

Note	8 | Contingencies and lawsuits

The Company has contingencies and is a party to lawsuits that arise from labor, civil and commercial complaints that relate to atomized legal actions for individual non-significant amounts, which in the Company’s opinion are likely to result in an outflow of resources, and for which a provision in the amount of $ 48,509 has been recorded as of December 31, 2025.

Furthermore, there are significant judicial processes whose outcome, depending on the evidence produced in the cases and based on the legal advisors’ assessment, is uncertain. These judicial processes are detailed below:

- Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009)

In March 2010, Consumidores Financieros Asociación Civil Para Su Defensa (“CFD”) brought a class action against the Company and Edesur in National Court of Original Jurisdiction in Federal Administrative Matters No. 2, Clerk’s Office No. 3, seeking the reimbursement of: (i) interest applicable to the payment of energy purchased from the MEM, transferred to customers; (ii) the Value Added Tax (VAT) percentage on that interest, calculated on a taxable base that is allegedly contrary to the Consumer Protection Law; and (iii) the late payment charges calculated at the lending rate published by Banco de la Nación Argentina.

On April 22, 2010, the Company answered the complaint, filing a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the AFIP and the ENRE as third-party defendants.

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by edenor. After the procedure was sent back to the court, the motion was rejected. At the time, the Company filed an appeal against such denial.

In 2020, evidence was produced and briefs were submitted, with the Company’s invoking lack of standing and the termination of the action by lapse of time. The rendering of a decision on the motions filed by the Company has been deferred and will be considered when final judgment is rendered. The action brought by ADDUC (which is detailed below) will be considered together with these actions.

In November 2025, the case was “submitted for decision”. However, prior to the rendering of judgment, the revocation of the plaintiff’s legal status was raised by Resolution 956/2025 of the National Undersecretariat of Consumer Defense and Commercial Loyalty; therefore, the Judge held the submission for decision of this case (and the consolidated one 7885/2010) in abeyance (while the validity of that resolution is under consideration) .

At the date of issuance of these consolidated financial statements, this case is pending resolution.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

- Legal action brought by Asociación de Defensa de Derechos de Usuarios y Consumidores — ADDUC (7885/2010)

On October 21, 2011, Asociación de Defensa de Derechos de Usuarios y Consumidores (“ADDUC”) brought a class action against the Company requesting: (i) that the Company be ordered to reduce or mitigate the default or late payment interest rates charged to customers; (ii) that the pacts or accords that would have stipulated the interest rates that the Company applies to its customers, as well as the administrative resolutions based on which it justifies the collection of interest be declared non-applicable; and (iii) that interest thus collected be reimbursed.

On April 8, 2014, the Court admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit, and ordered that the proceedings be sent to the Court hearing the case entitled “Consumidores Financieros Asociación Civil vs Edesur and Another, for breach of contract”.

Prior to the evidentiary period, a review of the procedure by the Tax authorities was ordered in order to issue an opinion on the motion to dismiss for lack of standing filed by the Company, which was rejected.

The Company filed an appeal, which, on October 16, 2020, the National Court of Appeals in Federal Administrative Matters rejected, confirming the decision of the court of original jurisdiction. The case has been brought to trial.

Based on what is mentioned in the second-to-last paragraph of the aforementioned proceedings (Legal action brought by Consumidores Financieros Asociación Civil Para Su Defensa (13563/2009), at the date of issuance of these consolidated financial statements, the final resolution of this case remains pending.

- Legal action brought by Consumidores Financieros Asociación Civil para su Defensa (“CFD”) (9119/2022)

On May 4, 2021, CFD brought a class action against the Company in the Court having jurisdiction in Administrative and Tax Matters of the City of Buenos Aires, Clerk’s Office No. 3 of the Judicial Management Office in Consumer Relations, claiming damages allegedly caused to customers by virtue of the Agreement on the Regularization of Payment Obligations entered into in 2019 by the Company, the Energy Secretariat and the Electric Power Market and Renewable Resources Secretariat, and claiming the reinstatement of the penalties set forth therein, plus interest, loss of profit or opportunity and punitive damages.

The Company answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. The court admitted the motion to dismiss for lack of jurisdiction and, as a consequence thereof, on January 6, 2022, sent the proceedings to the Court having jurisdiction in Civil and Commercial Federal Matters No. 5 – Clerk’s Office No. 9. At present, the case has been brought to trial. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Office of the Ombudsman of the City of Buenos Aires (Court record 30815/2023)

On April 4, 2023, the Ombudsman of the City of Buenos Aires filed a complaint against the Company and Edesur in Court of Original Jurisdiction in Administrative, Tax and Consumer Relations Matters of the City of Buenos Aires No. 25, sole Clerk’s Office, claiming punitive damages adducing deficiency in the information about service interruptions, and requesting the granting of a precautionary measure consisting of the setting up of a workgroup to implement a communication system.

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2025 CONSOLIDATED FINANCIAL STATEMENTS

The Company filed an appeal against the precautionary measure, answered the complaint and filed a motion to dismiss for lack of jurisdiction of the local courts. On February 27, 2024, the court admitted the motion to dismiss for lack of jurisdiction. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by Asociación por la Defensa de Usuarios y Consumidores (6818/2017).

In October 2017, ADUC filed a complaint against the Company in Court of Original Jurisdiction in Civil and Commercial Federal Matters No. 2, challenging the regulatory requirements relating to customers who request electricity provision under Tariff 2 (medium demand).

The Company has answered the complaint in due time and in proper form, and, as a result, the issue has been joined. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Municipality of La Matanza and other plaintiffs (34213-2024)

In September 2024, the mayor of La Matanza, jointly with Asociación Civil DEUCO (Defensa usuarios y Consumidores) brought an action against edenor in Court in Administrative Matters No. 1 of La Matanza, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting that a precautionary measure be granted, ordering the suspension of electricity rate increases until a predictable electricity rate system with affordable rates is set forth by the Federal Government. On October 1, 2024, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the defendant to refrain from suspending service provision to the users benefiting from the Social Tariff due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, and the Local (San Martín) Appellate Court in Administrative Matters upheld the appeal, partially reversing the resolution and directing the Company to inform users about the existence of this legal action if and when service provision is suspended. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Legal action brought by the Municipality of Morón and other plaintiffs (7 4313-2025)

In January 2025, the mayor of Morón jointly with Asociación Civil sin Fines de Lucro Unión Comerciantes Agüero brought an action against edenor in Court in Administrative Matters No. 1 of Morón, claiming, as the main question at issue, that the electricity rate schedule in effect be declared unconstitutional, and requesting the non-application thereof through the granting of a precautionary measure. On January 15, 2025, the Court determined that it lacked subject matter jurisdiction, ordering that the case be transferred to the Federal Justice, and issued an interim precautionary measure (“medida precautelar”) directing the Company to refrain from suspending service provision to the citizens of Morón district due to non-payment of the electric bill.

The Company filed an appeal against this interim precautionary measure, which is pending resolution. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

-  Legal action brought by Asociación de Defensa de los Consumidores y Usuarios de la Argentina and other plaintiffs (17284/2024)

In October 2024, ADCUA, jointly with Unión de Consumidores de Argentina, Asociación de Consumidores y Usuarios de la Argentina, and Asociación Protección Consumidores del Mercado Común del Sur, brought an action against edenor, Edesur S.A., Naturgy Ban S.A., the ENRE, the ENERGAS and the National Industry and Commerce Secretariat (SIyC) in Federal Court in Administrative Matters No. 3 claiming, as the main question at issue, compliance by public service providers with SIyC Resolution No. 267/24, which prohibits the collection through the bill of charges unrelated to the services contracted by the user. In this regard, the plaintiffs requested that a precautionary measure be granted ordering the defendants to re-bill customers and comply with Resolution No. 267/24.

44

2025 CONSOLIDATED FINANCIAL STATEMENTS

The Company entered an appearance and on December 20, 2024, the Court partially rejected the requested precautionary measure, ruling that in the case that Resolution No. 267/24 is not applied due to the existence of precautionary measures, this fact must be included in the bills issued by public service providers. The Company has filed an appeal against this precautionary measure, on which no decision has yet been rendered.

On February 18, 2025, the National Court of Appeals in Federal Administrative Matters ordered the remand of the case to the court of original jurisdiction for service on the opposing parties of the assignments of error filed by both the plaintiffs and the defendants, prior to its referral back to the higher court.

Furthermore, on March 6, 2025, edenor responded to the assignments of error filed by the Federal Government and the plaintiff. Subsequently, the case was referred back to the Court of Appeals

On March 18, 2025, the plaintiff filed a motion with the Court of Appeals to supplement the record with newly discovered facts, citing final judgments that dismissed multiple actions for the protection of a constitutional right (“amparos”) filed by municipalities regarding the application of Resolution 267/2024; as a result, the case was remanded to the court of original jurisdiction. On May 7, 2025, the lower court denied the motion regarding the alleged new facts.

Finally, on July 14, 2025, the case was referred to the Appellate Court so that the appeal filed could be considered.

The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- Claim of the City of Buenos Aires Tax Authorities (“AGIP”). Assessment Resolution No. 3417/2017

On December 5, 2017, the AGIP claims alleged differences in the contribution that impacts electric power companies. The difference is based on the content of the contribution’s taxable base, which in the AGIP’s opinion, is made from the Company’s monthly income deriving from sales, without admitting the deduction for the sale of energy to railway companies provided for in the federal laws governing the contribution. The main objections made by the AGIP are the following: a) challenged the tax returns for the 2011-2013 tax periods; b) assessed the resulting tax for the 2011-2013 tax periods, plus interest; c) provided that for the income obtained in connection with the activity of “distribution of electricity and sale services” the Company should pay the aforementioned contribution for the referred to fiscal years at the rate of 6%; and (d) imposed fines.

On January 18, 2018, the Company filed a post-judgement motion for reversal, which was rejected on July 4, 2019. Against this denial, the Company filed an appeal before a higher administrative authority (“recurso jerárquico”). At the date of issuance of these consolidated financial statements, the AGIP has issued no resolution in regard to this appeal.

- Federal Administration of Public Revenues (“AFIP”) – Difference in contribution rate to the Single Social Security System (“SUSS”) (executive order 814/2001) for 12/2011- 11/2019 fiscal periods

The Company, based on the opinion (pronouncements) of its legal advisors in 2011, decided to apply the reduced rate for contributions to the SUSS set forth in section 2, sub-section b) of Executive Order No. 814/2001 as it is a corporation in which the Sustainability Guarantee Fund, managed by the ANSES, holds an interest.

In 2021, following a tax audit, the AFIP issued three resolutions determining differences in contribution rates for the periods from December 2011 to November 2019, rejecting the application of the benefit. The Company appealed these determinations before the Federal Social Security Court of Appeals, supporting its position on the nature of ANSES-FGS as shareholder, its participation on the Board of Directors, the State’s involvement in the Supervisory Committee, and favorable case law precedents in similar cases.

45

2025 CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, within the framework of the Exceptional Regularization Regime, pursuant to Section 3 of the Law on Tax Measures and Section 35 of AFIP General Resolution No. 5525/2024, edenor withdrew its claims and, upon payment of the final installment provided therein, the following proceedings were terminated: (i) Edenor S.A. v. AFIP – Challenge of Debt, File No. 20408/2021 (CI 25,329) (OI No. 1,578,472 – tax periods 12/2011 to 12/2016); (ii) Edenor S.A. v. AFIP – Challenge of Debt, File No. 11840/2021 (CI 25,329) (OI No. 1,806,371 – tax periods 01/2017 to 06/2019); and (iii) Edenor S.A. v. AFIP – Social Security Contributions (CI 24,920) (OI No. 1,893,337 – tax periods 07/2019 to 11/2019 – File No. CSS 053731/2022).

At the date of issuance of these consolidated financial statements, edenor settled the tax amnesty plan in full.

- National Regulatory Authority for the Distribution of Electricity, Proceeding for the Determination of a Claim” (Court record No. 16/2020)

In 2021, the ENRE filed a complaint against the Company in connection with the Issuer’s compliance with the “Law on Agreement Renegotiation” concerning discrepancies related to the payment date of certain penalties that were reimbursed to the Company’s users in a timely manner.  The evidentiary period concluded and, on September 18, 2025, the court adopted a procedural measure to clarify and/or supplement the evidence (“medida de mejor proveer”) prior to rendering judgement. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

On May 4, 2021, the Company was served notice of a complaint filed by the ENRE in connection with edenor‘s compliance with captions 9.2.1 and 9.2.2 of the “Agreement on the Renegotiation of the Concession Agreement” for discrepancies arising from the payment date of certain penalties included therein.

The Company has answered the complaint, the evidentiary period has concluded, and closing briefs have been submitted, with the case being ready for judgment; however, prior to its submission for judgment, the judge has adopted procedural measures to clarify and/or supplement evidence (“medidas de mejor proveer”), which are currently underway. The Company’s management believes there exist reasonable grounds to believe that edenor should prevail in this case.

- AFIP’s tax claim for Income Tax, Undocumented outflows and VAT

The AFIP initiated a verification process to assess differences in connection with the VAT, undocumented outflows and the income tax, at the request of the Court hearing the case entitled “García Veronica Elizabeth and other defendants, Fraudulent tax evasion and Violation of law 24,769 – Prosecutor AFIP and other plaintiffs” (Case No. 58258/2017”), for bills issued by certain former Company suppliers, considered in such proceedings to be “usinas mixtas” (companies used as real and fake invoice plants).

On April 12, 2024, as a consequence of the analysis of the submitted expert’s report, Federal Court in Criminal Matters of San Martín No. 1 rendered judgment, stating that the investigation is exhausted and that as a result thereof not only the execution of the works and transactions documented in the billing declared in the 2017-2018 period by edenor to the tax collecting agency, but also the existence and operating capacity of both contractors to manage and carry out the works paid by edenor was verified, acquitting the Company, the Company’s former chairman and former Board of Directors members, CYSE S.A., and Fuentes y Asociados S.A. of the criminal charges related to this case. On August 6, 2024, this decision was confirmed by the Appellate Court, ordering the dismissal of the charges against edenor and its directors.

46

2025 CONSOLIDATED FINANCIAL STATEMENTS

Subsequently, on August 23, 2024, Courtroom II granted the appeal filed by the ARCA (Argentina’s Revenue and Customs Control Agency), solely regarding the application of the law.

On December 23, 2025, Courtroom I of the Federal High Court of Criminal Appeals (“Cámara Federal de Casación Penal”) rejected the extraordinary appeal on points of law (“recurso de casación”) filed by the private prosecution (ARCA), with costs. As no appeal to the Supreme Court was filed by the latter, the Federal Court’s ruling—that had affirmed the dismissal with prejudice issued by the San Martín Federal Judge—is now final and conclusive.

-  Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil (Procurar) – Class action for the protection of a constitutional right (“amparo colectivo”)

Protección a los Consumidores y Usuarios de la República Argentina Asociación Civil, jointly with two users domiciled in the District of San Martín, brought an action against the Company, the Energy Secretariat (SE) and CAMMESA.

In that framework, a provisional measure was issued, pursuant to which: (i) the Company was ordered to refrain from paying CAMMESA any amounts earmarked for the carrying out of the investments necessary for ensuring the appropriate quality of the electricity service; and (ii) CAMMESA was ordered to refrain, both from judicially claiming payment by the Company for the energy supplied and/or to be supplied in the future to edenor, and from issuing any precautionary measure affecting the latter’s equity, as a result of energy supplied, maintaining the normal and regular dispatch of energy, affecting neither the continuity nor the quality of the public service the distributor must provide to its customers. The court allowed the Company to extend the effects of the provisional measure until February 25, 2025.

Subsequently, the subject matter of the complaint was considered moot due to the existence of a payment regularization agreement with CAMMESA. Notwithstanding this, Procurar filed an amended complaint to include a new fact. The court ordered that notice of the complaint be served upon the defendants and issued a provisional measure (“medida interina” -specific form of provisional measure granted in disputes in which the Federal Government or a government agency is a party to the case-), directing the defendants to not only ensure, while the 'Almacenamiento AlmaGBA' program is in effect, that the electricity rate schedule fully includes the seasonal prices necessary to cover the cost associated with the Storage Generation Agreement with MEM Distributors for the AMBA, in accordance with the provisions of section 6 of SE Resolution No. 67 dated February 14, 2025, and section 40 of Law No. 24,065, but also refrain, where applicable, from directly and/or indirectly affecting the revenues recognized in favor of edenor pursuant to the Five-Year Electricity Rate Review, approved by ENRE Resolution No. 304/2025, with additional or incremental costs that are not transferable to tariffs.

Finally, following the submission of the reports required under section 4 of Law 26,854 (Precautionary measures against the State) and the filing of the answer to the complaint on February 20, 2026, the Judge resolved to declare the matter that prompted the filing of the action moot, with each party to bear its own costs.

- Energy Secretariat vs EDESUR SA and Another, Proceeding for the Determination of a Claim

On September 21, 2021, the National Economy Ministry issued Resolution No. 590/2021, declaring contrary to the public interest the “Agreement on the Regularization of Obligations for the Transfer of Concession Holders to the Local Jurisdictions” entered into on May 10, 2019 by the Energy Government Secretariat—in representation of the Federal Government—, the Company, and Edesur S.A. Such declaration requires that the Agreement be declared null and void in court, and, in that framework, on October 24, 2024, the Company was served notice of the complaint pending in Court having jurisdiction in Federal Administrative Matters No. 8, Clerk’s Office No. 15. At the Company’s request, the Court declared the termination of the action by lapse of time. In this regard, it cannot be verified if an appeal has been filed by the Federal Government within the timeframe and under the formalities prescribed by law.

47

2025 CONSOLIDATED FINANCIAL STATEMENTS

On September 11, 2025, the Company answered the complaint in due time and in proper form and filed a counterclaim regarding the regulatory asset involved in the 'Agreement on the regularization of obligations for the transfer of concession holders to the local jurisdictions.' At present, the matter is at issue.

The Company believes there exist reasonable grounds to believe that the complaint should not prevail, and, if that proves not to be the case, that the counterclaim should be upheld.

- ENRE vs EDENOR, Summary Proceedings in connection with Resolution No. 198/18

The Company must meet certain quality standards that are monitored by the ENRE on a semiannual basis. In the framework of this regulatory system, when those quality standards are not met, the ENRE imposes fines and penalties. All the fines and penalties are paid in due time. In this particular case, the ENRE imposed an additional penalty on the Company that was not included among those provided for under the original regulatory framework; therefore, the Company filed an appeal to the Supreme Court, arguing that such penalty was imposed based on a number of service quality-related concepts for which the Company had already been penalized, thereby constituting a duplication of concepts. These proceedings, which are pending in Federal Court in Fiscal Enforcement Matters No. 5, Clerk’s Office No. 17, refer to the quality of the technical service provided to Company users between March and August 2024. On July 18, 2025, judgment was rendered against the Company, which is final. As of December 31, 2025, the Company has recorded a provision for this action in the amount of $ 6,426, plus expenses and legal costs.

At the date of issuance of these consolidated financial statements, a payment plan for principal and interest—calculated at the Banco de la Nación Argentina lending rate—has been agreed upon, payable in thirty equal, monthly, and consecutive installments.

- Sua Sponte Assessment of the Personal Assets Tax – Resolution No. 154/2025

On September 29, 2025, the Tax Collection and Customs Control Agency (ARCA) notified the Company -through Resolution No. 154/2025 (DV RRGC)- of a sua sponte assessment of the Personal Assets Tax - Shares and Equity Interests for the 2019 Fiscal Period in the amount of $ 34. This assessment has been appealed by edenor before the National Tax Court, on the basis of solid grounds that support the Company's position.

Note	9 | Revenue from sales and energy purchases

We provide below a brief description of the main services provided by the Company:

Sales of electricity

Small demand segment: Residential use and public lighting (T1)	Relates to the highest demand average recorded over 15 consecutive minutes that is less than 10 kilowatts. In turn, this segment is subdivided into different residential categories based on consumption. This segment also includes a category for public lighting. Users are categorized by the Company according to their consumption.
Medium demand segment: Commercial and industrial customers (T2)	Relates to the highest demand average recorded over 15 consecutive minutes that is equal to or greater than 10 Kilowatts but less than 50 Kilowatts. The Company agrees with the user the supply capacity.
Large demand segment (T3)	Relates to the highest demand average recorded over 15 consecutive minutes that is greater than 50 Kilowatts. In turn, this segment is subdivided into categories according to the supply voltage -low, medium or high-, from voltages of up to 1 Kilovolt to voltages greater than 66 Kilovolts.
Other: (Shantytowns/ Wheeling system)	Revenue is recognized to the extent that a renewal of the Framework Agreement has been formalized for the period in which the service was rendered. In the case of the service related to the Wheeling system, revenue is recognized when the Company allows third parties (generators and large users) to access to the available transmission capacity within its distribution system upon payment of a wheeling fee.

48

2025 CONSOLIDATED FINANCIAL STATEMENTS

The KWh price relating to the Company’s sales of electricity is determined by the ENRE by means of the periodic publication of electricity rate schedules (Note 2.b), for those distributors that are regulated by the aforementioned Regulatory Authority, based on the rate setting and adjustment process set forth in the Concession Agreement.

Other services

Right of use of poles	Revenue is recognized to the extent that the rental value of the right of use of the poles used by the Company’s electricity network has been agreed upon for the benefit of third parties.
Connection and reconnection charges	Relate to revenue accrued for the carrying out of the electricity supply connection of new customers or the reconnection of already existing users.

Energy purchases

Energy purchase	The Company bills its users the cost of its purchases of energy, which includes charges for purchases of energy and power. The Company purchases electric power at seasonal prices approved by the SE. The price of the Company’s electric power represents transmission costs and other regulatory charges.
Energy losses	Energy losses are equivalent to the difference between energy purchased and energy sold. These losses can be classified into technical and non-technical losses. Technical losses represent the energy lost during transmission and distribution within the network as a consequence of the natural heating of the conductors and transformers that carry electricity from power generation plants to users. Non-technical losses represent the remainder of the Company’s energy losses and are mainly due to the illegal use of its services or the theft of energy. Energy losses require that the Company purchase additional energy in order to meet the demand and its Concession Agreement allows it to recover from its users the cost of these purchases up to a loss factor specified in its concession for each rate category. The current loss factor recognized in the electricity rate by virtue of its concession amounts to approximately 10%.

49

2025 CONSOLIDATED FINANCIAL STATEMENTS
	12.31.25		12.31.24		12.31.23
	GWh	$	GWh	$	GWh	$
Sales of electricity
Small demand segment: Residential use and public lighting (T1)	13,270	1,947,453	13,086	1,647,931	13,589	1,195,955
Medium demand segment: Commercial and industrial (T2)	1,527	360,815	1,515	340,590	1,552	225,269
Large demand segment (T3)	3,409	598,073	3,503	603,348	3,680	501,140
Other: (Shantytowns/Wheeling system)	4,745	69,768	4,622	85,442	4,721	76,435
Subtotal - Sales of electricity	22,951	2,976,109	22,726	2,677,311	23,542	1,998,799

Other services
Right of use of poles		12,242		8,175		8,405
Connection and reconnection charges		2,540		2,222		1,197
Subtotal - Other services		14,782		10,397		9,602

Total - Revenue		2,990,891		2,687,708		2,008,401

	12.31.25		12.31.24		12.31.23
	GWh	$	GWh	$	GWh	$

Energy purchases (1)	27,256	(1,737,628)	26,827	(1,534,378)	27,676	(1,314,715)

(1)	As of December 31, 2025, 2024 and 2023, include technical and non-technical energy losses for 4,305 GWh, 4,101 GWh and 4,134 GWh, respectively.

50

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	10 | Expenses by nature

The breakdown of expenses by nature is as follows:

Expenses by nature at 12.31.25
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	201,918	21,571	57,926	281,415
Pension plans	4,809	514	1,380	6,703
Communications expenses	10,305	11,074	438	21,817
Allowance for the impairment of trade and other receivables	-	23,196	-	23,196
Supplies consumption	32,229	-	3,664	35,893
Leases and insurance	3,726	62	11,968	15,756
Security service	32,184	1,134	2,700	36,018
Fees and remuneration for services	116,371	72,454	139,447	328,272
Public relations and marketing	-	5,936	-	5,936
Advertising and sponsorship	-	3,058	-	3,058
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	159,896	23,827	19,550	203,273
Depreciation of right-of-use asset	753	1,505	5,191	7,449
Directors and Supervisory Committee members’ fees	-	-	871	871
ENRE penalties	10,456	25,691	-	36,147
Taxes and charges	-	59,393	54,530	113,923
Other	38	7	789	834
At 12.31.25	572,685	249,422	298,466	1,120,573

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2025 for $ 39,461.

Expenses by nature at 12.31.24
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	210,478	26,647	62,709	299,834
Pension plans	12,605	1,596	3,755	17,956
Communications expenses	9,928	7,985	125	18,038
Allowance for the impairment of trade and other receivables	-	12,462	-	12,462
Supplies consumption	45,753	-	3,750	49,503
Leases and insurance	2,539	44	7,282	9,865
Security service	21,260	1,005	1,204	23,469
Fees and remuneration for services	137,038	59,121	92,580	288,739
Public relations and marketing	-	12,031	-	12,031
Advertising and sponsorship	-	6,198	-	6,198
Reimbursements to personnel	-	-	9	9
Depreciation of property, plant and equipment	159,933	23,834	19,555	203,322
Depreciation of right-of-use asset	1,397	2,794	9,780	13,971
Directors and Supervisory Committee members’ fees	-	-	746	746
ENRE penalties	33,272	72,850	-	106,122
Taxes and charges	-	41,379	24,968	66,347
Other	41	5	747	793
At 12.31.24	634,244	267,951	227,210	1,129,405

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2024 for $ 43,890.

51

2025 CONSOLIDATED FINANCIAL STATEMENTS

Expenses by nature at 12.31.23
Description	Transmission and distribution expenses	Selling expenses	Administrative expenses	Total
Salaries and social security taxes	218,325	30,144	68,821	317,290
Pension plans	4,784	660	1,509	6,953
Communications expenses	6,789	6,946	28	13,763
Allowance for the impairment of trade and other receivables	-	19,082	-	19,082
Supplies consumption	29,551	-	2,134	31,685
Leases and insurance	1,886	38	5,332	7,256
Security service	8,335	610	4,575	13,520
Fees and remuneration for services	140,385	54,093	84,905	279,383
Public relations and marketing	-	19,038	-	19,038
Advertising and sponsorship	-	9,807	-	9,807
Reimbursements to personnel	-	-	12	12
Depreciation of property, plant and equipment	186,473	27,788	22,800	237,061
Depreciation of right-of-use asset	810	1,621	5,674	8,105
Directors and Supervisory Committee members’ fees	-	-	462	462
ENRE penalties	16,896	36,522	-	53,418
Taxes and charges	-	30,736	20,035	50,771
Other	28	5	522	555
At 12.31.23	614,262	237,090	216,809	1,068,161

The expenses included in the chart above are net of the Company’s own expenses capitalized in property, plant and equipment as of December 31, 2023 for $ 48,077.

Note	11 | Other operating income (expense)

	Note	12.31.25	12.31.24	12.31.23
Other operating income
Income from customer surcharges		31,730	30,226	40,112
Commissions on municipal taxes collection		2,753	4,112	6,095
Fines to suppliers		1,949	1,856	1,609
Services provided to third parties		5,661	8,576	6,151
Recovery of penalties		17,812	-	-
Income from non-reimbursable customer contributions		4,428	1,000	451
Expense recovery		316	370	14
Framework agreement	2.d	395	1,053	17,147
Agreement on the Regularization of Obligations - Investment plan		-	30,521	-
Other		576	96	998
Total other operating income		65,620	77,810	72,577

Other operating expense
Gratifications for services		(16,626)	(4,233)	(3,850)
Cost for services provided to third parties		(2,344)	(5,724)	(5,045)
Severance paid		(189)	(352)	(524)
Provision for contingencies	34	(26,708)	(31,230)	(27,841)
Disposals of property, plant and equipment		(6,360)	(4,096)	(1,335)
Other		(2,987)	(737)	(2,624)
Total other operating expense		(55,214)	(46,372)	(41,219)

52

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	12 | Net finance costs

	12.31.25	12.31.24	12.31.23
Financial income
Interest from assigned assets and placements	1,771	1,059	1,048
Other financial income	30	552	4
Total financial income	1,801	1,611	1,052

Financial costs
Commercial interest	(157,279)	(314,560)	(733,966)
Borrowings interest	(135,529)	(57,087)	(154,416)
Penalties interest	(1,831)	(62,478)	(24,959)
Fiscal interest and other	(10,903)	(5,243)	(122)
Bank fees and expenses	(8,167)	(8,440)	(1,606)
Total financial costs	(313,709)	(447,808)	(915,069)

Other financial results
Changes in fair value of financial assets	91,310	87,990	189,244
Changes in fair value of financial liabilities	(9,797)	(159,944)	(92,481)
Loss on integration in kind of Corporate Notes	-	(4,534)	-
Net loss from the cancelattion of Corporate Notes	(52)	-	-
Exchange differences	(63,718)	(18,467)	(138,439)
Adjustment to present value of receivables	(4,306)	(7,693)	(4,040)
Other financial costs (*)	(78,767)	(55,238)	(43,908)
Total other financial results	(65,330)	(157,886)	(89,624)
Total net financial costs	(377,238)	(604,083)	(1,003,641)

(*)	As of December 31, 2025, 2024 and 2023, includes $ 63,425, $ 53,264 and $ 42,611 relating to EDELCOS S.A.’s technical assistance, respectively (Note 35).

Note	13 | Basic and diluted earnings per share

Basic

The basic earnings per share are calculated by dividing the profit attributable to the holders of the Company’s equity instruments by the weighted average number of common shares outstanding as of December 31, 2025, 2024 and 2023, excluding common shares purchased by the Company and held as treasury shares.

The basic earnings per share coincide with the diluted earnings per share, inasmuch as there exist neither preferred shares nor Corporate Notes convertible into common shares.

	12.31.25	12.31.24	12.31.23
Income for the year attributable to the owners of the Company	239,236	357,981	251,768
Weighted average number of common shares outstanding	875	875	875
Basic and diluted income per share – in pesos	273.41	409.12	287.73

53

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	14 | Property, plant and equipment

	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.24
Cost	107,069	970,064	2,457,630	1,101,610	390,749	1,186,030	45,062	6,258,214
Accumulated depreciation	(32,768)	(410,962)	(1,135,381)	(525,679)	(203,523)	-	-	(2,308,313)
Net amount	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

Additions	3,496	7,744	28,405	24,774	12,806	317,667	-	394,892
Disposals	(3)	(3,093)	(1,289)	(2,881)	(325)	-	-	(7,591)
Transfers	3,048	50,337	201,074	58,667	(7,793)	(304,235)	(1,098)	-
Depreciation for the year	(1,927)	(37,140)	(86,450)	(44,851)	(32,905)	-	-	(203,273)
Net amount 12.31.25	78,915	576,950	1,463,989	611,640	159,009	1,199,462	43,964	4,133,929

At 12.31.25
Cost	113,419	1,022,330	2,676,783	1,180,534	391,164	1,199,462	43,964	6,627,656
Accumulated depreciation	(34,504)	(445,380)	(1,212,794)	(568,894)	(232,155)	-	-	(2,493,727)
Net amount	78,915	576,950	1,463,989	611,640	159,009	1,199,462	43,964	4,133,929

•     During the year ended December 31, 2025, the Company capitalized as direct own costs $ 39,461.

54

2025 CONSOLIDATED FINANCIAL STATEMENTS
	Lands and buildings	Substations	High, medium and low voltage lines	Meters and Transformer chambers and platforms	Tools, Furniture, vehicles, equipment and communications	Construction in process	Supplies and spare parts	Total
At 12.31.23
Cost	105,036	945,941	2,375,215	1,053,652	335,593	932,090	17,220	5,764,747
Accumulated depreciation	(30,027)	(378,157)	(1,054,475)	(479,957)	(175,453)	-	-	(2,118,069)
Net amount	75,009	567,784	1,320,740	573,695	160,140	932,090	17,220	3,646,678

Additions	1,457	209	4,834	16,637	33,344	455,523	-	512,004
Disposals	-	(2,974)	(2,038)	(360)	(87)	-	-	(5,459)
Transfers	575	31,952	86,671	31,810	22,733	(201,583)	27,842	-
Depreciation for the year	(2,740)	(37,869)	(87,958)	(45,851)	(28,904)	-	-	(203,322)
Net amount 12.31.24	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

At 12.31.24
Cost	107,069	970,064	2,457,630	1,101,610	390,749	1,186,030	45,062	6,258,214
Accumulated depreciation	(32,768)	(410,962)	(1,135,381)	(525,679)	(203,523)	-	-	(2,308,313)
Net amount	74,301	559,102	1,322,249	575,931	187,226	1,186,030	45,062	3,949,901

•     During the year ended December 31, 2024, the Company capitalized as direct own costs $ 43,890.

55

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	15 | Right-of-use asset

The Company leases commercial offices, two warehouses, the headquarters building (comprised of administrative, commercial and technical offices), the Energy Handling and Transformer Center (two buildings and a plot of land located within the perimeter of Puerto Nuevo and Nuevo Puerto Power Generation Plant) and Las Heras Substation. The Company’s lease contracts have cancelable terms and lease periods of 2 to 3 years.

The leases recognized as right-of-use assets in accordance with IFRS 16 and the development thereof are disclosed below:

	12.31.25	12.31.24
Balance at beginning of the year	13,748	10,140
Additions	4,311	17,579
Depreciation for the year	(7,449)	(13,971)
Balance at end of the year	10,610	13,748

The lease expense balance as of December 31, 2025 and 2024 is disclosed in Other payables (Note 27).

Note	16 | Inventories

	12.31.25	12.31.24

Supplies and spare-parts	233,305	197,023

56

2025 CONSOLIDATED FINANCIAL STATEMENTS
Note	17 | Financial instruments

Note	17.1 | Financial instruments by category

	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Non-financial assets	Total
As of December 31, 2025
Assets
Trade receivables	496,262	-	-	496,262
Other receivables	16,195	17,581	1,234	35,010
Cash and cash equivalents
Cash and Banks	136,911	-	-	136,911
Time deposits	9,714	-	-	9,714
Mutual funds	-	60,555	-	60,555
Financial assets at fair value through profit or loss:
Negotiable instruments	-	130,868	-	130,868
Shares	-	53,686	-	53,686
Mutual funds	-	434,801	-	434,801
Financial assets at amortized cost:
Negotiable instruments	23,530	-	-	23,530
Total	682,612	697,491	1,234	1,381,337

As of December 31, 2024
Assets
Trade receivables	506,774	-	-	506,774
Other receivables	15,714	11,767	17,127	44,608
Cash and cash equivalents
Cash and Banks	26,549	-	-	26,549
Time deposits	4,326	-	-	4,326
Mutual funds	-	590	-	590
Financial assets at fair value through profit or loss:
Negotiable instruments	-	150,616	-	150,616
Mutual funds	-	327,368	-	327,368
Financial assets at amortized cost:
Negotiable instruments	13,417	-	-	13,417
Total	566,780	490,341	17,127	1,074,248

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2025
Liabilities
Trade payables	532,029	-	532,029
Other payables	464,403	-	464,403
Borrowings	1,184,293	-	1,184,293
Total	2,180,725	-	2,180,725

As of December 31, 2024
Liabilities
Trade payables	1,001,861	-	1,001,861
Other payables	222,089	172,973	395,062
Borrowings	614,958	-	614,958
Total	1,838,908	172,973	2,011,881

Financial instruments categories have been determined based on IFRS 9.

The income, expenses, gains and losses resulting from each financial instrument category are as follow:

57

2025 CONSOLIDATED FINANCIAL STATEMENTS
	Financial assets at amortized cost	Financial assets at fair value through profit or loss	Total
As of December 31, 2025
Interest income	1,801	-	1,801
Exchange differences	65,457	89,383	154,840
Changes in fair value of financial assets	-	91,310	91,310
Total	67,258	180,693	247,951

As of December 31, 2024
Interest income	1,611	-	1,611
Exchange differences	23,668	39,157	62,825
Changes in fair value of financial assets	-	87,990	87,990
Total	25,279	127,147	152,426

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Total
As of December 31, 2025
Interest expense	(294,639)	-	(294,639)
Exchange differences	(218,558)	-	(218,558)
Net loss from the cancelattion of Corporate Notes	(52)	-	(52)
Changes in fair value of financial liabilities	-	(9,797)	(9,797)
Other financial results	(78,767)	-	(78,767)
Total	(592,016)	(9,797)	(601,813)

As of December 31, 2024
Interest expense	(434,125)	-	(434,125)
Exchange differences	(81,292)	-	(81,292)
Loss on debt restructuring	(4,534)	-	(4,534)
Changes in fair value of financial liabilities	-	(159,944)	(159,944)
Other financial results	(55,238)	-	(55,238)
Total	(575,189)	(159,944)	(735,133)

Note	17.2 | Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired may be assessed based on external credit ratings or historical information:

	12.31.25	12.31.24
Customers with no external credit rating:
Group 1 (i)	202,092	321,677
Group 2 (ii)	271,353	153,340
Group 3 (iii)	22,817	31,757
Total trade receivables	496,262	506,774

(i)	Relates to customers with debt to become due.
(ii)	Relates to customers with past due debt from 0 to 3 months.
(iii)	Relates to customers with past due debt from 3 to 12 months.

58

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	18 | Other receivables

	Note	12.31.25	12.31.24
Non-current:
Related parties	35.c	526	162

Current:
Assigned assets and in custody (1)		17,581	11,767
Judicial deposits		2,483	1,931
Security deposits		800	668
Prepaid expenses		5,151	5,051
Advances to suppliers		6,880	6,154
Tax credits		1,234	17,127
Debtors for complementary activities		2,058	1,787
Other		123	29
Allowance for the impairment of other receivables		(1,826)	(68)
Total current		34,484	44,446

(1)	As of December 31, 2025 and 2024, relate to Securities issued by private companies for NV 10,500,000 and NV 8,000,000, respectively, assigned to Global Valores S.A. The Company retains the risks and rewards of the aforementioned assets and may make use of them at any time, at its own request.

The value of the Company’s other financial receivables approximates their fair value.

The non-current other receivables are measured at amortized cost, which does not differ significantly from their fair value.

The roll forward of the allowance for the impairment of other receivables is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	68	168
Increase	2,053	67
Result from exposure to inflation	(295)	(167)
Balance at end of the year	1,826	68

59

2025 CONSOLIDATED FINANCIAL STATEMENTS

The aging analysis of these other receivables is as follows:

	12.31.25	12.31.24
Without expiry date	3,283	2,601
Past due	7,235	7,902
Up to 3 months	3,588	2,272
From 3 to 6 months	1,828	18,973
From 6 to 9 months	967	931
From 9 to 12 months	17,583	11,767
More than 12 months	526	162
Total other receivables	35,010	44,608

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of other receivables.

The carrying amount of the Company’s other receivables is denominated in Argentine pesos.

Note	19 | Trade receivables

	12.31.25	12.31.24
Current:
Sales of electricity – Billed	305,954	215,904
Receivables in litigation	1,534	600
Allowance for the impairment of trade receivables	(25,040)	(14,950)
Subtotal	282,448	201,554

Sales of electricity – Unbilled	188,554	271,188
PBA & CABA government credit	25,258	34,029
Fee payable for the expansion of the transportation and others	2	3
Total current	496,262	506,774

The value of the Company’s trade receivables approximates their fair value.

The roll forward of the allowance for the impairment of trade receivables is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	14,950	17,879
Increase	21,143	12,395
Decrease	(5,649)	(4,867)
Result from exposure to inflation	(5,404)	(10,457)
Balance at end of the year	25,040	14,950

The aging analysis of these trade receivables is as follows:

	12.31.25	12.31.24
Past due	294,170	215,182
Up to 3 months	202,092	291,592
Total trade receivables	496,262	506,774

At the Statement of Financial Position date, the maximum exposure to credit risk is the carrying amount of each class of trade receivables.

The carrying amount of the Company’s trade receivables is denominated in Argentine pesos.

60

2025 CONSOLIDATED FINANCIAL STATEMENTS

Sensitivity analysis of the allowance for impairment of trade receivables:

- 5% increase in the uncollectibility rate estimate
12.31.25
Allowance	26,292
Variation	1,252

- 5% decrease in the uncollectibility rate estimate
12.31.25
Allowance	23,788
Variation	(1,252)

Note	20 | Financial assets at amortized cost

	12.31.25	12.31.24

Negotiable instruments	23,530	13,417

Note	21 | Financial assets at fair value through profit or loss

	12.31.25	12.31.24
Non-current
Shares	53,686	-

Current
Negotiable instruments	130,868	150,616
Mutual funds	434,801	327,368
Total current	565,669	477,984

On June 30, 2025, the Company acquired a minority interest in the share capital of two companies engaged in the development of mining projects aimed at the exploration of critical minerals, such as lithium and copper, at an early-stage or pre-exploration phase, in the province of Catamarca, whose adjacent areas show high prospectivity, for $ 33,145. Those acquisitions represent 15% and 40% of those companies’ share capital, with political rights in the latter case being limited to 11.8%. The Company has recognized these investments at their fair value in accordance with IFRS 9.

The fair value of the shares as of December 31, 2025 amounts to $ 53,686 and has been determined on the basis of valuation reports prepared by independent experts, which take into consideration third-party comparable transactions involving properties at similar exploration stages. Due to the fact that there is no active market for the shares, a per-hectare multiples approach was used, adjusted for geological characteristics, location and market conditions. The applicable fair value category is Level 3 (Note 5).

Note	22 | Cash and cash equivalents

	12.31.25	12.31.24	12.31.23
Cash and banks (1)	136,911	26,549	4,004
Time deposits	9,714	4,326	-
Mutual funds	60,555	590	22,144
Total cash and cash equivalents	207,180	31,465	26,148

(1)	As of December 31, 2025 and 2024, includes restricted funds for $ 108 and $ 484.

61

2025 CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation of the balances of cash and cash equivalents that are disclosed in the Statement of Cash Flows in accordance with the provisions of IAS 7 is as follows:

	12.31.25	12.31.24	12.31.23
Balances as above	207,180	31,465	26,148
Bank overdrafts (Note 29)	(66,060)	(72,970)	-
Balances per statement of cash flows	141,120	(41,505)	26,148

Note	23 | Share capital and additional paid-in capital

	Share capital	Additional paid-in capital	Total
Balance at December 31, 2023	998,744	13,508	1,012,252
Payment of Other reserve constitution - Share-based compensation plan	-	79	79
Balance at December 31, 2024	998,744	13,587	1,012,331

Balance at December 31, 2025	998,744	13,587	1,012,331

As of December 31, 2025, the Company’s share capital amounts to 906,455,100 shares, divided into 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,566,330 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,596,659 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share.

Listing of the Company’s shares

The Company’s shares are listed on ByMA, forming part of the Merval Index, as well as on the NYSE, where each ADS represents 20 common shares.

Note	24 | Allocation of profits

The restrictions on the distribution of dividends by the Company are those provided for by the Business Organizations Law and the negative covenants established by the Corporate Notes Global Program. As of December 31, 2025, the Company complies with the debt ratio established in such Program (Note 29).

If the Company’s Debt Ratio were higher than 3, the negative covenants included in the Corporate Notes program, which establish, among other issues, the Company’s impossibility to make certain payments, such as dividends, would apply.

Additionally, in accordance with Title IV, Chapter III, section 3.11.c of the CNV, the amounts subject to distribution will be restricted to the amount equivalent to the acquisition cost of the Company’s own shares.

Note	25 | The Company’s Share-based Compensation Plan

Of the total of treasury shares acquired in the framework of the Program for the repurchase of shares approved in 2008, 30,772,779 shares are to be used for the implementation of a “Long-Term Incentive Plan” in favor of the staff in an employment relationship with the Company approved in 2017, in accordance with the provisions of section 67 of the Law on Capital Markets.

62

2025 CONSOLIDATED FINANCIAL STATEMENTS

In 2025, no treasury shares were awarded. On April 16, 2024, 79,472 treasury shares were awarded to certain employees, beneficiaries of the aforementioned Plan. The fair value of the shares at the award date amounted to $ 79 and was recorded in the Salaries and social security taxes line item, with a contra account in Equity. The amount recorded in Equity is net of the tax effect.

Note	26 | Trade payables

	Note	12.31.25	12.31.24
Non-current
Customer guarantees		4,730	3,393
Customer contributions		251	315
Total non-current		4,981	3,708

Current
Payables for purchase of electricity - CAMMESA (1)		164,937	610,974
Provision for unbilled electricity purchases - CAMMESA		188,694	174,816
Suppliers		149,471	195,485
Related parties	35.c	18,757	12,630
Advance to customer		5,113	4,145
Customer contributions		38	52
Discounts to customers		38	51
Total current		527,048	998,153

(1)	As of December 31, 2025 and 2024, includes $ 40,799 and $ 70,031, respectively, relating to post-dated checks issued by the Company in favor of CAMMESA,.

The value of the rest of the financial liabilities included in the Company’s trade payables approximates their fair value.

Note	27 | Other payables

	Note	12.31.25	12.31.24
Non-current
Payment plan - CAMMESA	2.c	326,415	238,094
ENRE penalties and discounts (1)		7,014	2,193
Financial Lease Liability (2)		4,281	6,590
Total Non-current		337,710	246,877

Current
Payment plan - CAMMESA	2.c	61,438	63,255
ENRE penalties and discounts (1)		60,652	79,533
Related parties	35.c	233	271
Advances for works to be performed		13	17
Financial Lease Liability (2)		4,156	5,100
Other		201	9
Total Current		126,693	148,185

As of December 31, 2024, the fair value of the payment plan with CAMMESA -whose terms the parties agreed to modify on May 21, 2025 changing from kWh to Argentine pesos the measuring unit in which the installments were denominated, and which was previously adjusted in accordance with the development of the MWh value (Note 2.c)-, amounted to $ 172,973. This value was determined on the basis of the MWh monomic price published by CAMMESA at the end of that period. The applicable fair value category is Level 2.

63

2025 CONSOLIDATED FINANCIAL STATEMENTS

The value of the rest of the financial liabilities included in the Company’s other payables approximates their fair value.

(1)	The development of the ENRE penalties and discounts liability is as follows:

	12.31.25	12.31.24
Balance at the beginning of the year	81,726	180,134
Increases	37,978	168,599
Decreases	(14,677)	(19,132)
Recovery	(17,812)	(99,188)
Result from exposure to inflation for the year	(19,549)	(148,687)
Balance at the end of the year	67,666	81,726

(2)	The development of the finance lease liability is as follows:

	12.31.25	12.31.24
Balance at beginning of the year	11,690	8,343
Increase	3,829	14,722
Payments	(12,321)	(15,959)
Exchange difference	4,274	2,785
Interest	3,768	6,312
Result from exposure to inlfation	(2,803)	(4,513)
Balance at end of the year	8,437	11,690

As of December 31, 2025 and 2024, future minimum payments with respect to finance leases are those detailed below:

	12.31.25	12.31.24
2025	-	9,182
2026	6,876	6,312
2027	5,333	5,162
2028	1,957	-
Total future minimum lease payments	14,166	20,656

The Company has entered into contracts with certain cable television companies granting them the right to use the network poles. As of December 31, 2025 and 2024, future minimum collections with respect to operating assignments of use are those detailed below:

	12.31.25	12.31.24
2025	-	9,287
2026	12,651	9,228
2027	12,606	264
2028	379	-
2029	-	-
Total future minimum lease collections	25,636	18,779

64

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	28 | Deferred revenue

	12.31.25	12.31.24
Non-current
Nonrefundable customer contributions	27,826	29,467
Investment plan - Agreement on the Regularization of Obligations (1)	111,450	112,777
Total non-current	139,276	142,244

Current
Nonrefundable customer contributions	753	136

(1)	As of December 31, 2025 and 2024, includes $ 96,091 and $ 99,458 relating to the investment plan of the Agreement on the Regularization of Payment Obligations signed in May 2019, and $ 15,359 and $ 13,319 relating to the investment plan of the Agreement on the Regularization of Payment Obligations signed in December 2022.

Note	29 | Borrowings

	12.31.25	12.31.24
Non-current
Corporate notes (1)	653,997	466,925
Financial loans (2)	50,556	-
Total non-current	704,553	466,925

Current
Corporate notes (1)	269,526	65,163
Interest from corporate notes	19,272	9,900
Bank overdrafts (2)	66,060	72,970
Discounted own checks (3)	61,865	-
Financial loans (2)	63,017	-
Total current	479,740	148,033

(1)	Net of debt issuance, repurchase and redemption expenses.

(2)	The table below outlines the Company’s financing arrangements with banks:

		in ARS			in ARS		in ARS
Bank	Annual loan rate	Financial loans at 12/31/2025	Financial loans at 12/31/2024	Annual overdraft rate	Bank overdrafts at 12/31/2025	Bank overdrafts at 12/31/2024	Balances at 12/31/2025	Balances at 12/31/2024
ICBC	39%	68,465	-	100%	1,087	28,067	69,552	28,067
Nación	33%	20,186	-	90%	4,993	7,446	25,179	7,446
Provincia	75%	15,678	-	-	-	13,159	15,678	13,159
Credicoop	38%	9,244	-	85%	10,022	6,604	19,266	6,604
Macro	-	-	-	103%	29,999	13,090	29,999	13,090
Ciudad	-	-	-	75%	14,969	-	14,969	-
Industrial	-	-	-	100%	4,990	4,604	4,990	4,604
Total		113,573	-		66,060	72,970	179,633	72,970

(3)	Relates to post-dated checks issued by the Company to its own order and discounted with financial institutions. These discounting operations provide financing and accrue interest

The fair values of the Company’s existing Corporate Notes as of December 31, 2025 and 2024 amount approximately to $ 997,738 and $ 591,555 respectively. Such values were determined on the basis of the estimated market price of the Company’s Corporate Notes at the end of each year. The applicable fair value category is Level 1.

On March 7, 2025, the Company repaid in full its Class No. 4 Corporate Notes, for a total of $ 29,562.

65

2025 CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, on May 12, 2025, the Company repaid in full its Class No. 1 Corporate Notes, for a total of USD 8,218,667.

Moreover, in June 2025, credit rating agency S&P raised its global scale rating from CCC+ to B-, with a stable outlook, and in July 2025 it raised both the Company’s institutional rating and its Global Corporate Notes Program’s rating on the national scale from raBB+ to raBBB, with a stable outlook. At the same time, Moody’s raised its long-term global scale rating from Caa1 to B3, changing the outlook from stable to positive.

Additionally, on August 5, 2025, the Company repaid in full its Class No. 6 Corporate Notes, for a total of $ 19,051.

Issuance of Class No. 8 and Class No. 9 Corporate Notes

The Company approved the terms of issue of Class No. 8 and Class No. 9 Corporate Notes, due in 2026, denominated in US dollars and Argentine pesos, respectively, to be issued for an aggregate principal amount of up to USD 50,000,000, which may be extended to USD 120,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated August 1, 2025.

On August 7, 2025, the Company issued Class No. 8 and Class No. 9 Corporate Notes for a principal amount of USD 80,000,000 and $ 20,000, respectively.

The principal on Class No. 8 Corporate Notes will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a fixed nominal annual rate of 8.5%, payable semiannually in arrears on February 7 and August 7, 2026.

Regarding Class No. 9 Corporate Notes, the principal thereon will be repaid in a lump sum on August 7, 2026. Furthermore, they will accrue interest at a floating rate equivalent to the TAMAR rate published by the BCRA, plus a fixed annual margin of 6%, payable quarterly in arrears on November 7, 2025, and February 7, May 7, and August 7, 2026.

Finally, in September, the Company repurchased Class No. 8 Corporate Notes for a total principal amount of USD 2,357,143, equivalent to $ 3,561. On October 1, 2025, the Company sold the entire amount previously repurchased.

Issuance of Additional Class No. 7 Corporate Notes

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate principal amount of up to USD 120,000,000, which may be extended to USD 200,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated November 10, 2025.

On November 19, 2025, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of USD 201,210,714. The notes were issued at a discount, with total proceeds amounting to USD 197,232,778.

Therefore, after the issuance of the Additional Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes as of December 31, 2025 is USD 385,000,000.

66

2025 CONSOLIDATED FINANCIAL STATEMENTS

The principal on the Additional Class No. 7 Corporate Notes will be repaid in three installments on October 24, 2028, October 24, 2029 and October 24, 2030, representing 33.33%, 33.33% and 33.34% of the principal, respectively. Furthermore, they will accrue interest at a fixed annual nominal rate of 9.75%, payable semiannually in arrears on April 24 and October 24 of each year, commencing on April 24, 2026.

As of December 31, 2025, an amount of $ 14,636 was disbursed as issuance expenses of the new Classes Nos. 7, 8 and 9 Corporate Notes.

Corporate Note programs

The Company has a Corporate Notes program in place, the relevant information of which is detailed below:

Debt issued in United States dollars and in Argentine pesos

The Company’s Corporate Note debt structure as of December 31, 2025 and 2024, is comprised of as follows:

		in USD(**)					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2024	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2025	Financial debt at 12/31/2024	Financial debt at 12/31/2025
Floating rate - Maturity 2025 (*)	4	24,301,486	-	-	(24,301,486)	-	33,654	-
Fixed rate - Maturity 2025	1	8,218,667	-	-	(8,218,667)	-	11,276	-
Floating rate - Maturity 2025 (*)	6	16,776,504	-	-	(16,776,504)	-	22,612	-
Fixed rate - Maturity 2026	3	95,762,688	-	-	-	95,762,688	129,177	139,434
Fixed rate - Maturity 2026	8	-	-	80,000,000	-	80,000,000	-	118,671
Floating rate - Maturity 2026 (*)	9	-	-	13,745,704	-	13,745,704	-	21,106
Fixed rate - Maturity 2028	5	81,920,187	-	-	-	81,920,187	108,133	121,483
Fixed rate - Maturity 2028/29/30	7	179,947,186	-	197,232,778	-	377,179,964	237,136	542,101
Total		406,926,718	-	290,978,482	(49,296,657)	648,608,543	541,988	942,795

		in USD(**)					in millions of $
Corporate Notes	Class	Financial debt at 12/31/2023	Exchange	Issue	Payment / Repurchase	Financial debt at 12/31/2024	Financial debt at 12/31/2023	Financial debt at 12/31/2024
Fixed rate - Maturity 2024	2	60,945,000	(39,700,207)	-	(21,244,793)	-	142,816	-
Floating rate - Maturity 2025 (*)	4	-	-	24,301,486	-	24,301,486	-	33,654
Fixed rate - Maturity 2025	1	55,244,538	(47,025,871)	-	-	8,218,667	128,535	11,276
Floating rate - Maturity 2025 (*)	6	-	-	16,776,504	-	16,776,504	-	22,612
Fixed rate - Maturity 2026	3	-	34,157,571	61,605,117	-	95,762,688	-	129,177
Fixed rate - Maturity 2028	5	-	6,881,682	75,038,505	-	81,920,187	-	108,133
Fixed rate - Maturity 2028/29/30	7	-	48,789,286	131,157,900	-	179,947,186	-	237,136
Total		116,189,538	3,102,461	308,879,512	(21,244,793)	406,926,718	271,351	541,988

(*)	Issuance in ARS, translated into USD at the exchange rate detailed in Note 5.
(**)	Includes issuance premiums and/or discounts.

The main covenants are those detailed below:

i.	Negative Covenants

The terms and conditions of the Corporate Notes include a number of negative covenants that limit the Company’s ability to, among other things:

67

2025 CONSOLIDATED FINANCIAL STATEMENTS

- Create or permit liens on its property or assets;

- Incur indebtedness, in certain specified cases;

- Sell the Company’s assets related to its main business;

- Carry out transactions with shareholders or related companies;

- Make certain payments (including, but not limited to, dividends, purchases of edenor’s common shares or payments on subordinated debt);

- Enter into merger transactions, unless they meet certain criteria.

ii.	Suspension of Covenants:

Certain negative covenants set forth in the terms and conditions of the Corporate Notes will be suspended or adapted if:

-	The Company attains an Investment Grade Rating on its long-term debt, or the Debt Ratio is equal to or lower than 3.75 and the Interest Expense Coverage Ratio is less than 2.
-	If the Company subsequently loses its Investment Grade rating or its Debt Ratio is greater than 3.75 and the Interest Expense Coverage Ratio is less than 2, as applicable, the suspended negative covenants will again be applicable.

At the date of issuance of these Consolidated financial statements, the previously mentioned ratios have been met.

Use of proceeds from Corporate Notes

The use of proceeds from the Corporate Notes outstanding at the date of the issuance of these Consolidated financial statements is detailed below:

Corporate Notes	Class	Use of proceeds	% applied	% pending application
Fixed rate - Maturity 2026	3	Investment in infrastructure projects, including the development and implementation of the Company’s investment plan, which provides for improvement, expansion and modernization works on its network infrastructure, including new connections, transmission, sub-transmission, distribution and upgrades to high-, medium- and low-voltage networks.	100%	0%
Fixed rate - Maturity 2028	5	Investment in infrastructure projects, including the development and implementation of the Company’s investment plan, which provides for improvement, expansion and modernization works on its network infrastructure, including new connections, transmission, sub-transmission, distribution and upgrades to high-, medium- and low-voltage networks.	100%	0%
Fixed rate - Maturity 2028/29/30	7	Debt repayment and/or refinancing	17%	0%
		In accordance with the use of proceeds described in the prospectus supplement	0%	83%
Fixed rate - Maturity 2026	8	In accordance with the use of proceeds described in the prospectus supplement (1)	-	-
Floating rate - Maturity 2026	9	In accordance with the use of proceeds described in the prospectus supplement	0%	100%

(1)	Fully repaid on March 2, 2026.

The maturities of the Company’s borrowings and their exposure to interest rates are as follow:

68

2025 CONSOLIDATED FINANCIAL STATEMENTS
	12.31.25	12.31.24
Fixed rate
Less than 1 year	420,539	91,767
From 1 to 2 years	-	129,177
From 2 to 5 years	653,997	337,748
Total fixed rate	1,074,536	558,692
Floating rate
Less than 1 year	59,201	56,266
From 1 to 2 years	50,556	-
Total floating rate	109,757	56,266

The Company’s borrowings are denominated in the following currencies:

	12.31.25	12.31.24
Argentine peso	263,656	131,615
US dollars	920,637	483,343
Total borrowings	1,184,293	614,958

The roll forward of the Company’s borrowings during the year was as follows:

	12.31.25	12.31.24	12.31.23
Balance at beginning of the year	614,958	272,164	131,319
Proceeds from borrowings	694,344	532,486	49,914
Payment of borrowings' interests	(92,092)	(40,389)	(5,320)
Paid from repurchase of Corporate Notes	(3,561)	-	-
Net loss from the cancelattion of Corporate Notes	52	-	-
Payment of borrowings	(143,535)	(29,551)	(2,956)
Loss on integration in kind of Corporate Notes	-	4,534	-
Payment of Corporate Notes issuance expenses	(14,636)	(24,780)	(2,109)
Exchange diference and interest accrued	307,296	127,572	234,858
Result from exposure to inflation	(178,533)	(227,078)	(133,542)
Balance at the end of year	1,184,293	614,958	272,164

Issuance of Additional Class No. 7 Corporate Notes – Third issue

The Company approved the terms of issue of Additional Class No. 7 US dollar-denominated Corporate Notes, due in 2030, to be issued for an aggregate maximum principal amount of up to USD 93,000,000, in the framework of the Global Program for the Issuance of Simple Corporate Notes, in accordance with the provisions of the Prospectus Supplement dated February 2, 2026.

On February 3, 2026, the Company issued Additional Class No. 7 Corporate Notes for a principal amount of USD 90,000,000. The notes were issued at a discount, with total proceeds amounting to USD 89,974,800.

Therefore, after the issuance of the Additional Corporate Notes, the total outstanding principal amount of Class 7 Corporate Notes is USD 475,000,000.

Finally, on March 2, 2026, the Company repaid in full and prior to maturity its Class No. 8 Corporate Notes for a total of USD 80,000,000, plus interest.

69

2025 CONSOLIDATED FINANCIAL STATEMENTS
Note	30 | Salaries and social security taxes payable

a.	Salaries and social security taxes payable

	12.31.25	12.31.24
Non-current
Seniority-based bonus	10,520	8,190

Current
Salaries payable and provisions	50,116	56,858
Social security payable	34,293	24,204
Early retirements payable	3,319	380
Total current	87,728	81,442

The value of the Company’s salaries and social security taxes payable approximates their fair value.

b.	Salaries and social security taxes charged to profit or loss

	12.31.25	12.31.24	12.31.23
Salaries	202,619	215,880	228,449
Social security taxes	78,796	83,954	88,841
Total salaries and social security taxes	281,415	299,834	317,290

Early retirements payable correspond to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations, which, as of December 31, 2025 and 2024, amount to $ 6,207 and $ 496, respectively.

The seniority-based bonus included in collective bargaining agreements in effect consists of a bonus to be granted to personnel with a certain number of years of service. As of December 31, 2025 and 2024, the related liabilities amount to $ 7,857 and $ 8,197, respectively.

As of December 31, 2025 and 2024, the number of employees amounts to 4,576 and 4,642, respectively.

Note	31 | Benefit plans

	12.31.25	12.31.24
Non-current	16,972	17,954
Current	2,010	1,896
Total Benefit plans	18,982	19,850

The defined benefit plans granted to Company employees consist of a bonus for all the employees who have the necessary years of service and have made the required contributions to retire under ordinary retirement plans.

The amounts and conditions vary depending on the collective bargaining agreement and for non-unionized personnel.

The breakdown of the benefit plan obligations as of December 31, 2025 and 2024 is as follows:

	12.31.25	12.31.24
Benefit payment obligations at beginning of year	19,850	15,756
Current service cost	1,237	1,526
Interest cost	5,466	16,430
Actuarial losses	(1,760)	(4,600)
Result from exposure to inflation for the year	(4,761)	(8,521)
Benefits paid to participating employees	(1,050)	(741)
Benefit payment obligations at end of year	18,982	19,850

70

2025 CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2025 and 2024, the Company does not have any assets related to post-retirement benefit plans.

The breakdown of the charge recognized in the Statement of Comprehensive Income is as follows:

	12.31.25	12.31.24	12.31.23
Cost	1,237	1,526	813
Interest	5,466	16,430	6,140
Actuarial results - Other comprehensive results	(1,760)	(4,600)	4,146
	4,943	13,356	11,099

The actuarial assumptions used are based on market interest rates for Argentine government bonds, past experience, and the Company Management’s best estimate of future economic conditions. Changes in these assumptions may affect the future cost of benefits and obligations. The main assumptions used are as follow:

	12.31.25	12.31.24	12.31.23
Discount rate	5%	5%	5%
Salary increase	1%	1%	1%
Inflation	31%	209%	89%

Sensitivity analysis:

12.31.25
Discount Rate: 4%
Obligation	16,501
Variation	1,412
9%

Discount Rate: 6%
Obligation	13,888
Variation	(1,202)
(8%)

Salary Increase : 0%
Obligation	13,834
Variation	(1,255)
(8%)

Salary Increase: 2%
Obligation	16,544
Variation	1,455
10%

The expected payments of benefits are as follow:

	In 2026	In 2027	In 2028	In 2029	In 2030	Between 2031 to 2035
At December 31, 2025
Benefit payment obligations	2,010	352	344	360	58	311

71

2025 CONSOLIDATED FINANCIAL STATEMENTS

Estimates based on actuarial techniques imply the use of statistical tools, such as the so-called demographic tables used in the actuarial valuation of the Company’s active personnel.

In order to determine the mortality of the Company’s active personnel, the “1971 Group Annuity Mortality” table has been used. In general, a mortality table shows for each age group the probability that a person in any such age group will die before reaching a predetermined age. Male and female mortality tables are elaborated Consolidatedly inasmuch as men and women’s mortality rates are substantially different.

In order to estimate total and permanent disability due to any cause, 80% of the “1985 Pension Disability Study” table has been used.

In order to estimate the probability that the Company’s active personnel will leave the Company or stay therein, the “ESA 77” table has been used.

Liabilities related to the above-mentioned benefits have been determined taking into consideration all the rights accrued by the beneficiaries of the plans through the closing date of the year ended December 31, 2025.

These benefits do not apply to key management personnel.

Note	32 | Income tax and deferred tax

The breakdown of income tax, determined in accordance with the provisions of IAS 12 is as follows:

	12.31.25	12.31.24	12.31.23
Deferred tax	60,888	100,817	(268,890)
Current tax	(116,903)	-	-
Difference between provision and tax return	3,919	2,907	(1,223)
Income tax (expense) benefit	(52,096)	103,724	(270,113)

The detail of the income tax expense for the year includes two effects: (i) the current tax for the year payable in accordance with the tax legislation applicable to the Company; and (ii) the effect of applying the deferred tax method on the temporary differences arising from the valuation of assets and liabilities for accounting and tax purposes.

The breakdown of deferred tax assets and liabilities is as follows:

72

2025 CONSOLIDATED FINANCIAL STATEMENTS
	12.31.24	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity	12.31.25
Deferred tax assets
Tax loss carryforward	19,336	(4,637)	(14,699)	-	-
Trade receivables and other receivables	6,065	(1,455)	5,540	-	10,150
Salaries and social security taxes payable	9,746	(2,337)	3,478	-	10,887
Tax liabilities	254	(61)	(79)	-	114
Provisions	13,671	(3,279)	6,620	-	17,012
Deferred tax asset	49,072	(11,769)	860	-	38,163

Deferred tax liabilities:
Property, plant and equipment	(825,162)	197,895	(152,057)	-	(779,324)
Trade payables and other payables	(20,755)	4,978	13,622	-	(2,155)
Benefit plans	(678)	163	(1)	(616)	(1,132)
Financial assets at fair value through profit or loss	(44,195)	10,599	(54,465)	-	(88,061)
Borrowings	(6,952)	1,667	(2,793)	-	(8,078)
Tax inflation adjustment	(56,108)	13,456	42,652	-	-
Deferred tax liability	(953,850)	228,758	(153,042)	(616)	(878,750)

Net deferred tax liability	(904,778)	216,989	(152,182)	(616)	(840,587)

	12.31.23	Result from exposure to inflation	Charged to Profit and loss	Charged to Other comprenhen- sive income / Equity	12.31.24
Deferred tax assets
Tax loss carryforward	75,856	(41,022)	(15,498)	-	19,336
Trade receivables and other receivables	6,973	(3,772)	2,864	-	6,065
Salaries and social security taxes payable	5,695	(3,080)	7,164	(33)	9,746
Tax liabilities	299	(162)	117	-	254
Provisions	12,862	(6,955)	7,764	-	13,671
Deferred tax asset	101,685	(54,991)	2,411	(33)	49,072

Deferred tax liabilities:
Property, plant and equipment	(809,573)	437,807	(453,396)	-	(825,162)
Trade payables and other payables	20,015	(10,824)	(29,946)	-	(20,755)
Benefit plans	2,027	(1,096)	-	(1,609)	(678)
Financial assets at fair value through profit or loss	(49,393)	26,711	(21,513)	-	(44,195)
Borrowings	(37)	20	(6,935)	-	(6,952)
Tax inflation adjustment	(271,584)	146,869	68,607	-	(56,108)
Deferred tax liability	(1,108,545)	599,487	(443,183)	(1,609)	(953,850)

Net deferred tax liability	(1,006,860)	544,496	(440,772)	(1,642)	(904,778)

As of December 31, 2024, the accumulated tax losses do not exceed their recoverable value.

Based on the guidelines provided for in IFRIC 23 “Uncertainty over income tax treatments”, the Company has restated for inflation the cumulative tax losses and fixed assets depreciation related to additions made prior to January 1, 2018, using the wholesale price index, general level (WPI) and the consumer price index, general level (CPI), respectively. This criterion has been adopted taking into consideration that the effective income tax rate shows a confiscatory result, in line with the Supreme Court of Justice of Argentina’s decision rendered in the case entitled “Telefónica de Argentina SA and Another vs/EN-AFIP-DGI, General Tax Bureau” on October 25, 2022.

73

2025 CONSOLIDATED FINANCIAL STATEMENTS

The reconciliation between the income tax (expense) benefit recognized in profit or loss and the amount that would result from applying the applicable tax rate to the accounting profit before taxes, is as follows:

	12.31.25	12.31.24	12.31.23
Income for the year before taxes	291,332	254,257	521,881
Applicable tax rate	35%	35%	35%
Result for the year at the tax rate	(101,966)	(88,990)	(182,658)
Gain on net monetary position	141,911	417,192	283,398
Adjustment effect on tax inflation	(95,566)	(227,248)	(369,523)
Non-taxable income	(393)	(137)	(107)
Difference between provision and tax return	3,918	2,907	(1,223)
Income tax (expense) benefit	(52,096)	103,724	(270,113)

The income tax payable, net of withholdings is as follows:

	12.31.25	12.31.24
Current
Tax payable	116,903	-
Tax withholdings	(23,278)	-
Total current	93,625	-

Note	33 | Tax liabilities

	12.31.25	12.31.24
Current
Provincial, municipal and federal contributions and taxes	39,899	13,836
VAT payable	50,062	12,917
Tax withholdings	19,986	13,538
SUSS withholdings	386	682
Municipal taxes	5,439	4,128
Total current	115,772	45,101

Note	34 | Provisions

Included in non-current liabilities
	For contingencies
	12.31.25	12.31.24
Balance at the beggining of the year	28,286	28,249
Increases	3,980	18,009
Result from exposure to inflation for the year	(8,260)	(17,972)
Balance at the end of the year	24,006	28,286

Included in current liabilities

	For contingencies
	12.31.25	12.31.24
Balance at the beggining of the year	10,646	8,219
Increases	22,728	13,221
Decreases	(4,814)	(5,336)
Result from exposure to inflation for the year	(4,057)	(5,458)
Balance at the end of the year	24,503	10,646

74

2025 CONSOLIDATED FINANCIAL STATEMENTS

Note	35 | Related-party transactions

The following transactions were carried out with related parties:

a.	Expense

Company	Concept	12.31.25	12.31.24	12.31.23

EDELCOS S.A.	Technical advisory services on financial matters	(63,425)	(53,264)	(42,611)
SACME	Operation and oversight of the electric power transmission system	(2,800)	(2,171)	(1,813)
Andina PLC	Financial interest	-	(270)	(656)
Quantum Finanzas S.A.	Legal fees	(2,818)	(4,658)	-
Quantum Asset Management S.A.	Legal fees	(612)	-	-
Estudio Cuneo Libarona Abogados	Legal fees	-	-	(20)
Grieco Maria Teresa	Legal fees	-	(3)	-
		(69,655)	(60,366)	(45,100)

b.	Key Management personnel’s remuneration

	12.31.25	12.31.24	12.31.23

Salaries	23,581	18,287	16,741

The balances with related parties are as follow:

c.	Receivables and payables

	12.31.25	12.31.24
Other receivables - Non current
SACME	526	162

Trade payables
EDELCOS	(18,757)	(12,630)
Other payables
SACME	(233)	(271)

The other receivables with related parties are not secured and do not accrue interest. No allowances have been recorded for these concepts in any of the periods covered by these Consolidated financial statements.

According to IAS 24, paragraphs 25 and 26, the Company applies the exemption from the disclosure requirement of transactions with related parties when the counterpart is a governmental agency that has control, joint control or significant influence.

The agreements with related parties that were in effect throughout the fiscal year 2025 are detailed below:

SACME

In the framework of the regulation of the Argentine electric power sector established by Law No. 24,065 and SEE Resolution No. 61/92, and after the awarding of the CABA and the Greater Buenos Aires distribution areas to edenor and Edesur S.A., the bidding terms and conditions of the privatization provided that both companies were to organize in equal parts SACME to operate the electric power supervision and control center of the transmission and sub-transmission system that feeds the market areas transferred to those companies.

75

2025 CONSOLIDATED FINANCIAL STATEMENTS

The purpose of this company is to manage, supervise and control the operation of both the electric power generation, transmission and sub-transmission system in the CABA and Greater Buenos Aires and the interconnections with the Argentine Interconnection System, to represent Distribution Companies in the operational management before CAMMESA, and, in general, to carry out the necessary actions for the proper development of its activities.

The operating costs borne by the Company in fiscal year 2025 amounted to $ 2,800.

Agreement with EDELCOS

The agreement comprises the provision to the Company of technical advisory services especially on financial topics. It expires in December 2026, but may be extended if so agreed by the parties. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

As of December 31, 2025, the Company recorded charges for EDELCOS S.A. technical advisory services for a total of $ 55,705 (which at the purchasing power of the currency at December 31, 2025 amounts to $ 63,425) relating to the services rendered in fiscal year 2025.

Note	36 | Keeping of documentation

On August 14, 2014, the CNV issued General Resolution No. 629 which introduced changes to its regulations concerning the keeping and preservation of corporate and accounting books and commercial documentation. In this regard, it is informed that for keeping purposes the Company has sent its workpapers and non-sensitive information, whose periods for retention have not expired, to the warehouses of the firm Iron Mountain Argentina S.A., located at:

-	2396 Amancio Alcorta Av. – CABA
-	601 San Miguel de Tucumán St., Municipality of Carlos Spegazzini, Ezeiza, PBA
-	2450 Puente del Inca St., Municipality of Tristán Suárez, Ezeiza, PBA

The detail of the documentation stored outside the Company’s offices for keeping purposes, as well as the documentation referred to in Section 5 sub-section a.3) of Part I of Chapter V of Title II of the Regulations (Technical Rule No. 2,013, as amended) is available at the Company’s registered office.

Note	37 | Shareholders’ Meetings

The Company’s Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2025 resolved, among other issues, the following:

-	To approve the Company’s Annual Report and Financial Statements as of December 31, 2024.
-	To allocate the $ 272,128 profit for the year ended December 31, 2024 (which at the purchasing power of the currency at December 31, 2025 amounts to $ 357,981) as follows: $18,040 to the absorption of Accumulated losses, $13,606 to the setting up of the Statutory Reserve, and $240,482 to the setting up of the Discretionary Reserve (which at the purchasing power of the currency at December 31, 2025 amount to $23,735, $17,899 and $316,347, respectively), in accordance with the terms of section 70, 3rd paragraph, of Business Organizations Law No. 19,550.
-	To approve the actions taken by the Directors and Supervisory Committee members, together with their respective remunerations.

76

2025 CONSOLIDATED FINANCIAL STATEMENTS
-	To appoint Directors, Supervisory Committee members and the external auditors for the current fiscal year.

On March 5, 2026, the Company’s Ordinary Shareholders’ Meeting approved the increase in the amount of the Company’s Corporate Notes Program from up to USD 750,000,000 to up to USD 1,250,000,000, and delegated to the Board of Directors the determination of the remaining terms and conditions of the Program for a period of five years

Note	38 | Events after the reporting year

The following are the events that occurred subsequent to December 31, 2025:

-	Amendment to both the seasonal reference prices and the values of the Company’s electricity rate schedules – SE Resolution No. 22/2026 and ENRE Resolutions Nos. 22, 46 and 109/2026, Note 2.b.
-	Issuance of Additional Class No. 7 Corporate Notes, Note 29.
-	Approval of the labor reform, Note 1.
-	Full early repayment of Class No. 8 Corporate Notes, Note 29.
-	Increase in the amount of the Company’s Corporate Notes Program, Note 37.

DANIEL MARX
Chairman

77

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2026